SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem

Braskem S.A.

Condensed Quarterly Information for the period ended September 30, 2023 and Independent auditors' review report

(Free Translation into English from the Original Previously Issued in Portuguese.)

KPMG Auditores Independentes Ltda.
Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Report on the review of quarterly information – ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, for the individual interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting, and for the consolidated interim financial information prepared in accordance with CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To Shareholders, Members of the Board and Management Braskem S.A.
Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the "Company") included in the Quarterly Information Form – ITR for the quarter ended September 30, 2023, which comprises the statement of interim financial position as of September 30, 2023, and the respective statements of profit or loss and comprehensive income (loss) for the three and nine-month periods then ended, and the changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by CVM - Brazilian Securities Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Quarterly Information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR) and presented in accordance with the standards issued by CVM - Brazilian Securities Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR) and presented in accordance with the standards issued by CVM - Brazilian Securities Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of added value (DVA) for the nine-month period ended at September 30, 2023, prepared under responsibility of Company's management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company's interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 Technical Pronouncement - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Corresponding amounts

The corresponding balances, individual and consolidated, related to the statement of financial position as of December 31, 2022 and to the interim financial information related to the statements of profit or loss and comprehensive income (loss) for the three and nine-month periods ended September 30, 2022, and the changes in equity, cash flows and value added (supplementary information) for the nine-month period ended September 30, 2022, presented as corresponding amounts, were audited and reviewed, respectively, by another independent auditors who issued an unqualified reports dated March 22, 2023 and November 08, 2022, respectively.

São Paulo, November 8, 2023

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP
Original report in Portuguese signed by
Fernando Rodrigues Nascimento
Contador CRC 1SP244524/O-1

Braskem S.A.

Statement of interim financial position
Base date: September 30, 2023
All amounts in thousands of reais

		Consolidated		Parent company	
Assets	Note	Sep/23	Dec/22	Sep/23	Dec/22
Current assets					
Cash and cash equivalents	4	13,636,839	12,466,474	7,009,257	4,186,996
Financial investments	5	5,042,417	2,295,497	4,885,047	2,128,929
Trade accounts receivable	6	3,574,806	3,231,934	3,534,161	2,978,194
Inventories	7	12,476,033	14,030,064	9,020,060	10,136,541
Taxes recoverable	9	1,167,520	1,156,355	697,439	862,594
Income tax and social contribution		469,845	392,062	390,143	315,168
Derivatives	18.2	161,840	157,906	38,677	57,404
Other receivables		746,534	727,364	517,229	573,562
		37,275,834	**34,457,656**	**26,092,013**	**21,239,388**
Non-current assets					
Taxes recoverable	9	1,584,638	1,617,669	1,139,114	1,181,751
Income tax and social contribution		270,100	252,995	270,100	252,995
Deferred income tax and social contribution	20(c)	6,779,564	6,358,601	6,008,166	5,771,440
Judicial deposits		211,355	215,274	202,191	205,939
Derivatives	18.2	188,237	71,544	108,546	71,544
Other receivables		314,516	187,670	144,549	114,528
Investments	10	165,390	149,023	21,164,852	22,761,453
Property, plant and equipment	11	38,425,409	37,763,295	17,000,725	16,867,502
Intangible assets	12	3,107,106	3,022,144	2,566,998	2,561,424
Right of use of assets	13(a)	3,693,184	3,952,987	1,846,511	2,225,483
		54,739,499	**53,591,202**	**50,451,752**	**52,014,059**
Total assets		**92,015,333**	**88,048,858**	**76,543,765**	**73,253,447**

The notes are an integral part of the individual and consolidated quarterly information.

Braskem S.A.

Statement of interim financial position
Base date: September 30, 2023
All amounts in thousands of reais

Liabilities and shareholders' equity	Note	Consolidated Sep/23	Consolidated Dec/22	Parent company Sep/23	Parent company Dec/22
Current liabilities					
Trade payables	14	13,277,925	12,246,782	12,365,124	11,487,230
Borrowings and debentures	15	1,667,263	1,382,351	1,592,751	207,992
Braskem Idesa borrowings	16	843,635	868,635		
Derivatives	18.2	133,984	195,169	3,727	110,663
Payroll and related charges		709,520	827,826	512,786	580,035
Taxes payable	19	491,339	491,051	386,881	407,213
Income tax and social contribution		294,344	381,117		
Leniency agreement	23	427,681	392,486	427,681	392,486
Sundry provisions	21	476,923	530,814	406,452	451,070
Accounts payable to related parties	8(b)			571,364	1,103,328
Provision - geological event in Alagoas	24	3,240,440	4,247,609	3,240,440	4,247,609
Lease	13(b)	851,714	1,039,706	460,611	506,946
Other payables		1,765,345	1,581,701	1,012,681	822,012
		24,180,113	**24,185,247**	**20,980,498**	**20,316,584**
Non-current liabilities					
Borrowings and debentures	15	40,860,526	34,334,384	7,618,483	8,100,229
Braskem Idesa borrowings	16	10,325,483	10,501,683		
Derivatives	18.2	83,607	81,917	11,426	81,917
Taxes payable	19	253,273	298,026		1,507
Accounts payable to related parties	8(b)			36,506,564	29,219,068
Loan to non-controlling shareholders of Braskem Idesa	8(a)	2,563,744	2,498,093		
Deferred income tax and social contribution	20(c)	1,250,408	1,153,481		
Post-employment benefits		496,442	493,743	323,844	325,431
Provision for losses on subsidiaries	10(b)				902,884
Legal provisions	22.1	1,108,506	1,171,498	1,102,176	1,164,334
Leniency agreement	23	171,478	510,654	171,478	510,654
Sundry provisions	21	694,287	846,133	632,014	776,019
Provision - geological event in Alagoas	24	2,383,251	2,378,949	2,383,251	2,378,949
Lease	13(b)	2,896,997	3,200,824	1,565,755	1,944,930
Other payables		369,195	286,009	225,680	209,142
		63,457,197	**57,755,394**	**50,540,671**	**45,615,064**
Shareholders' equity	25				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve and treasury shares		21,936	17,415	21,936	17,415
Profit reserves		1,825,616	1,825,616	1,825,616	1,825,616
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(1,387,671)	(2,076,066)	(1,387,671)	(2,076,066)
Accumulated losses		(2,992,119)		(2,992,119)	
Total attributable to the Company's shareholders		5,022,596	7,321,799	5,022,596	7,321,799
Non-controlling interest in subsidiaries		(644,573)	(1,213,582)		
		4,378,023	**6,108,217**	**5,022,596**	**7,321,799**
Total liabilities and shareholders' equity		**92,015,333**	**88,048,858**	**76,543,765**	**73,253,447**

The notes are an integral part of the individual and consolidated quarterly information.

Braskem

Braskem S.A.

Statement of profit or loss
Base date: September 30, 2023
All amounts in thousands of reais, except earnings (loss) per share

	Note	3Q2023	3Q2022	Sep/23	Consolidated Sep/22
Net revenue	27	**16,675,501**	**25,386,784**	**53,877,726**	**77,529,527**
Cost of products sold	28	(16,106,391)	(23,158,256)	(51,865,208)	(66,092,483)
Gross (loss) profit		**569,110**	**2,228,528**	**2,012,518**	**11,437,044**
Income (expenses)					
Selling and distribution	28	(418,018)	(515,017)	(1,390,580)	(1,572,582)
Loss for impairment of trade accounts receivable and others	28	11,548	381	(36,173)	(21,390)
General and administrative	28	(685,159)	(685,380)	(1,858,943)	(1,964,647)
Research and development	28	(92,064)	(104,233)	(267,138)	(255,327)
Results from equity-accounted investees	10(c)	(3,149)	(217)	7,952	26,307
Other income	28	188,046	100,576	1,333,097	210,570
Other expenses	28	(190,432)	(334,375)	(1,564,993)	(1,744,844)
Profit (loss) before net financial expenses and taxes		**(620,118)**	**690,263**	**(1,764,260)**	**6,115,131**
Financial results	29				
Financial expenses		(1,527,908)	(1,287,314)	(4,517,551)	(4,069,859)
Financial income		571,686	584,756	1,609,971	1,374,137
Exchange rate variations, net		(1,453,842)	(993,101)	306,255	(1,145,143)
		(2,410,064)	**(1,695,659)**	**(2,601,325)**	**(3,840,865)**
Profit (loss) before income tax and social contribution		**(3,030,182)**	**(1,005,396)**	**(4,365,585)**	**2,274,266**
Current and deferred income tax and social contribution	20(a)	472,090	(416,396)	1,226,593	(1,211,378)
Net profit (loss) for the period		**(2,558,092)**	**(1,421,792)**	**(3,138,992)**	**1,062,888**
Attributable to:					
Company's shareholders		(2,418,211)	(1,102,988)	(3,004,369)	1,374,797
Non-controlling interest in subsidiaries		(139,881)	(318,804)	(134,623)	(311,909)
Net profit (loss) for the period		**(2,558,092)**	**(1,421,792)**	**(3,138,992)**	**1,062,888**
Earnings per share - basic and diluted - R$	26				
Basic					
Common				(3.7703)	1.7268
Preferred shares class "A"				(3.7703)	1.7269
Preferred shares class "B"				(3.7703)	0.6057
Diluted					
Common				(3.7703)	1.7268
Preferred shares class "A"				(3.7703)	1.7231
Preferred shares class "B"				(3.7703)	0.6057

The notes are an integral part of the individual and consolidated quarterly information.

Statement of profit or loss
Base date: September 30, 2023
All amounts in thousands of reais, except earnings (loss) per share

	Note	3Q2023	3Q2022	Sep/23	Parent company Sep/22
Net revenue	27	**11,085,969**	**17,936,219**	**37,054,477**	**54,312,401**
Cost of products sold	28	(11,295,547)	(16,719,067)	(37,801,685)	(49,030,872)
Gross (loss) profit		**(209,578)**	**1,217,152**	**(747,208)**	**5,281,529**
Income (expenses)					
Selling and distribution	28	(231,239)	(295,577)	(767,233)	(890,031)
Loss for impairment of trade accounts receivable and others	28	10,349	258	(45,396)	(3,260)
General and administrative	28	(442,524)	(456,294)	(1,257,943)	(1,312,559)
Research and development	28	(50,515)	(54,408)	(139,761)	(136,804)
Results from equity-accounted investees	10(c)	481,650	(235,282)	2,291,098	2,802,091
Other income	28	138,351	94,861	1,146,734	170,068
Other expenses	28	(200,236)	(338,145)	(1,525,139)	(1,773,597)
Profit (loss) before net financial expenses and taxes		**(503,742)**	**(67,435)**	**(1,044,848)**	**4,137,437**
Financial results	29				
Financial expenses		(1,341,633)	(1,148,042)	(3,782,502)	(3,408,064)
Financial income		388,412	380,899	925,474	908,287
Exchange rate variations, net		(1,066,619)	(801,181)	(95,509)	(1,013,054)
		(2,019,840)	**(1,568,324)**	**(2,952,537)**	**(3,512,831)**
Profit (loss) before income tax and social contribution		**(2,523,582)**	**(1,635,759)**	**(3,997,385)**	**624,606**
Current and deferred income tax and social contribution	20(a)	105,371	532,771	993,016	750,191
Net profit (loss) for the period		**(2,418,211)**	**(1,102,988)**	**(3,004,369)**	**1,374,797**
Earnings per share - basic and diluted - R$	26				
Basic					
Common				(3.7703)	1.7268
Preferred shares class "A"				(3.7703)	1.7269
Preferred shares class "B"				(3.7703)	0.6057
Diluted					
Common				(3.7703)	1.7268
Preferred shares class "A"				(3.7703)	1.7231
Preferred shares class "B"				(3.7703)	0.6057

Braskem S.A.

Statement of comprehensive income
Base date: September 30, 2023
All amounts in thousands of reais, except earnings (loss) per share

	Note	3Q2023	3Q2022	Sep/23	Consolidated Sep/22
Net profit (loss) for the period		**(2,558,092)**	**(1,421,792)**	**(3,138,992)**	**1,062,888**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		(116,281)	19,371	110,544	267,349
Fair value of cash flow hedge from jointly-controlled, net of taxes		2,004		992	1,660
		(114,277)	19,371	111,536	269,009
Exchange variation of foreign, net of taxes	18.3 (a.i)	(351,443)	(359,746)	1,360,022	1,211,194
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.3 (a.ii)	(134,021)	(50,569)	1,065,265	294,172
		(485,464)	(410,315)	2,425,287	1,505,366
Foreign subsidiaries currency translation adjustment		734,069	611,240	(1,707,656)	(937,916)
Foreign subsidiaries currency translation adjustment		**134,328**	**220,296**	**829,167**	**836,459**
Total comprehensive income for the period		**(2,423,764)**	**(1,201,496)**	**(2,309,825)**	**1,899,347**
Attributable to:					
Company's shareholders		(2,229,202)	(809,306)	(2,342,573)	2,109,759
Non-controlling interest in subsidiaries		(194,562)	(392,190)	32,748	(210,412)
Total comprehensive income for the period		**(2,423,764)**	**(1,201,496)**	**(2,309,825)**	**1,899,347**

	Note	3Q2023	3Q2022	Sep/23	Parent company Sep/22
Net profit (loss) for the period		**(2,418,211)**	**(1,102,988)**	**(3,004,369)**	**1,374,797**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		(116,281)	19,371	110,544	267,349
Fair value of cash flow hedge from jointly-controlled, net of taxes		2,004		992	1,660
		(114,277)	19,371	111,536	269,009
Exchange variation of foreign, net of taxes	18.3 (a.i)	(351,443)	(359,746)	1,360,022	1,211,194
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes		(100,516)	(37,926)	798,948	220,629
		(451,959)	(397,672)	2,158,970	1,431,823
Foreign subsidiaries currency translation adjustment		755,245	671,983	(1,608,710)	(965,870)
Foreign subsidiaries currency translation adjustment		**189,009**	**293,682**	**661,796**	**734,962**
Total comprehensive income for the period		**(2,229,202)**	**(809,306)**	**(2,342,573)**	**2,109,759**

The notes are an integral part of the individual and consolidated quarterly information.

Braskem S.A.

Statement of changes in equity
Base date: September 30, 2023
All amounts in thousands of reais

			Capital reserve and treasury shares			Profit reserves				Attributed to shareholders' interest			Parent company	Parent company and Consolidated	Consolidated
	Note	Capital	Treasury shares	Long-term incentive plans	Capital transactions	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive income	Retained earnings (Accumulated losses)	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At January 1, 2022		8,043,222	(38,197)	31,932	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	(3,170,158)		7,865,819	(1,661,991)	6,203,828
Comprehensive income for the period:															
Net profit (loss) for the period												1,374,797	1,374,797	(311,909)	1,062,888
Exchange variation of foreign sales hedge, net of taxes											1,431,823		1,431,823	73,543	1,505,366
Fair value of cash flow hedge, net of taxes											269,009		269,009		269,009
Foreign subsidiaries currency translation adjustment											(965,870)		(965,870)	27,954	(937,916)
											734,962	1,374,797	2,109,759	(210,412)	1,899,347
Equity valuation adjustments:															
Realization of additional property, plant and equipment price-level restatement, net of taxes											(19,623)	19,623			
Realization of deemed cost of jointly-controlled investment, net of taxes											(539)	539			
Long term incentive plan				(3,074)									(3,074)		(3,074)
Fair value adjustments of trade accounts receivable, net of taxes											1,009		1,009		1,009
Exchange variation in hyperinflationary economy, net of taxes											53,523		53,523		53,523
				(3,074)							34,370	20,162	51,458		51,458
Contributions and distributions to shareholders:															
Incentive long term plan payments with treasury shares			10,024		2,702								12,726		12,726
SUDENE tax incentive supplement							108,976					(108,976)			
Addition by company acquisition														13,187	13,187
Other												(400)	(400)		(400)
Additional dividends payed approved in the board meeting									(1,350,000)				(1,350,000)		(1,350,000)
Proposed dividends														(1,236)	(1,236)
			10,024		2,702		108,976		(1,350,000)			(109,376)	(1,337,674)	11,951	(1,325,723)
Balances at September 30, 2022		8,043,222	(28,173)	28,858	6,175	472,770	1,126,522	643,619		(488,388)	(2,400,826)	1,285,583	8,689,362	(1,860,452)	6,828,910
At January 1, 2023		8,043,222	(28,173)	39,413	6,175	472,770	1,126,521	226,325		(488,388)	(2,076,066)		7,321,799	(1,213,582)	6,108,217
Comprehensive income for the period:															
Loss for the period												(3,004,369)	(3,004,369)	(134,623)	(3,138,992)
Exchange variation of foreign sales hedge, net of taxes											2,158,970		2,158,970	266,317	2,425,287
Fair value of cash flow hedge, net of taxes											111,536		111,536		111,536
Foreign currency translation adjustment											(1,608,710)		(1,608,710)	(98,946)	(1,707,656)
											661,796	(3,004,369)	(2,342,573)	32,748	(2,309,825)
Equity valuation adjustments:															
Realization of additional property, plant and equipment price-level restatement, net of taxes											(11,706)	11,706			
Realization of deemed cost of jointly-controlled investment, net of taxes											(544)	544			
Long term incentive plan				(7,165)									(7,165)		(7,165)
Fair value adjustments of trade accounts receivable, net of taxes											229		229		229
Exchange variation in hyperinflationary economy, net of taxes											38,620		38,620		38,620
				(7,165)							26,599	12,250	31,684		31,684
Contributions to shareholders:															
Incentive long term plan payments with treasury shares			28,172		(16,486)								11,686		11,686
Proceeds from sale of non-controlling interests	1													316,027	316,027
Capital increase														168,268	168,268
Other														(5,002)	(5,002)
Acquisition of subsidiary with non-controlling interests														62,390	62,390
Proposed dividends														(5,422)	(5,422)
			28,172		(16,486)								11,686	536,261	547,947
Balances at September 30, 2023		8,043,222	(1)	32,248	(10,311)	472,770	1,126,521	226,325		(488,388)	(1,387,671)	(2,992,119)	5,022,596	(644,573)	4,378,023

The notes are an integral part of the individual and consolidated quarterly information.

Braskem S.A.

Statement of cash flows
Base date: September 30, 2023
All amounts in thousands of reais

	Note	Consolidated Sep/23	Consolidated Sep/22	Parent company Sep/23	Parent company Sep/22
Profit (loss) before income tax and social contribution		(4,365,585)	2,274,266	(3,997,385)	624,606
Adjustments for reconciliation of profit					
Depreciation and amortization	28	3,819,964	3,301,916	2,606,141	2,204,029
Results from equity-accounted investees	10(c)	(7,952)	(26,307)	(2,291,098)	(2,802,091)
Interest foreign exchange gain/losses		2,040,762	2,986,848	3,035,291	3,090,505
(Reversals) Provisions, net		(203,219)	126,153	(137,237)	126,247
Provision geological event in Alagoas	24	1,259,868	1,413,530	1,259,868	1,413,530
Loss for impairment of trade accounts receivable and others from clients	28	36,173	21,390	45,396	3,261
Loss on sale or property, plant and equipment		281,294	18,880	111,878	23,168
		2,861,305	**10,116,676**	**632,854**	**4,683,255**
Changes in operating working capital					
Financial investments		(2,517,323)	1,261,518	(2,619,461)	1,236,414
Trade accounts receivable		(464,494)	469,807	(604,449)	660,811
Inventories		1,820,360	1,273,733	1,184,348	787,136
Taxes recoverable		246,510	844,737	259,206	793,361
Other receivables		(100,151)	85,713	28,987	307,428
Trade payables		1,617,831	867,678	1,288,013	(876,050)
Taxes payable		(144,321)	(573,363)	(23,112)	(477,819)
Leniency agreement		(358,459)	(317,867)	(358,459)	(317,867)
Sundry provisions		(352,492)	(201,728)	(335,129)	(180,022)
Geological event in Alagoas	24	(2,367,323)	(1,976,083)	(2,367,323)	(1,976,083)
Other payables		(12,330)	(812,512)	174,295	(457,020)
Cash generated from operations		**229,113**	**11,038,309**	**(2,740,230)**	**4,183,544**
Interest paid		(2,941,478)	(2,470,245)	(654,001)	(264,915)
Income tax and social contribution paid		(573,640)	(1,927,083)	(141,640)	(1,569,627)
Net cash (used) generated from operating activities		**(3,286,005)**	**6,640,981**	**(3,535,871)**	**2,349,002**
Proceeds from the sale of fixed and intangible assets		35,401	1,203	1,637	9,940
Dividends received		6,703	2,947	3,437,800	2,239,485
Additions to investments in subsidiaries		(78,029)	(97,864)	(1,216,861)	(18,026)
Acquisitions to property, plant and equipment and intangible assets		(3,297,043)	(3,316,996)	(2,369,393)	(2,501,770)
Net cash used in investing activities		**(3,332,968)**	**(3,410,710)**	**(146,817)**	**(270,371)**
Short-term and Long-term debt	17				
Issued		10,253,083	5,221,873	1,007,996	5,221,873
Payments		(1,978,919)	(3,143,058)	(86,817)	(609,050)
Braskem Idesa borrowings	17				
Captações		544,991			
Payments		(500,769)	(45,311)		
Related parties	17				
Acquired				8,703,197	1,695,129
Payments				(2,670,376)	(4,283,044)
Loan payment to non-controlling shareholders of Braskem Idesa			(34,122)		
Lease	13(b)	(840,409)	(590,859)	(448,872)	(372,591)
Dividends paid		(6,610)	(1,350,266)	(179)	(1,349,276)
Proceeds from the sale of investments	1	316,027			
Resources from non-controlling capital contributions		242,986	21,162		
Net cash generated in financing activities		**8,030,380**	**79,419**	**6,504,949**	**303,041**
Exchange variation on cash of foreign subsidiaries		(241,042)	(253,216)		
Increase in cash and cash equivalents		**1,170,365**	**3,056,474**	**2,822,261**	**2,381,672**
Represented by					
Cash and cash equivalents at the beginning of the period		12,466,474	8,680,686	4,186,996	2,298,344
Cash and cash equivalents at the end of the period		13,636,839	11,737,160	7,009,257	4,680,016
Increase in cash and cash equivalents		**1,170,365**	**3,056,474**	**2,822,261**	**2,381,672**

The notes are an integral part of the individual and consolidated quarterly information.

Braskem S.A.

Statement of value added
Base date: September 30, 2023
All amounts in thousands of reais

	Consolidated		Parent company	
	Sep/23	Sep/22	Sep/23	Sep/22
Revenue	**63,208,121**	**89,412,571**	**45,955,325**	**66,052,443**
Sale of goods, products and services	61,998,993	89,521,795	45,073,499	66,214,470
Other income, net	1,245,301	(87,834)	927,222	(158,767)
Loss for doubtful accounts	(36,173)	(21,390)	(45,396)	(3,260)
Inputs acquired from third parties	**(55,694,154)**	**(73,299,543)**	**(41,943,558)**	**(56,383,527)**
Cost of products, goods and services sold	(52,199,554)	(69,631,388)	(40,463,957)	(54,864,924)
Material, energy, outsourced services and others	(3,299,668)	(3,656,937)	(1,453,312)	(1,508,623)
Gain of assets	(194,932)	(11,218)	(26,289)	(9,980)
Gross value added	**7,513,967**	**16,113,028**	**4,011,767**	**9,668,916**
Depreciation, amortization and depletion	(3,819,964)	(3,301,916)	(2,606,141)	(2,204,029)
Net value added produced by the Company	**3,694,003**	**12,811,112**	**1,405,626**	**7,464,887**
Value added received in transfer	**2,835,652**	**1,706,436**	**3,435,542**	**3,710,542**
Results from equity-accounted investees	7,952	26,307	2,291,098	2,802,091
Financial income	2,827,548	1,679,965	1,144,292	908,287
Other	152	164	152	164
Total value added to distribute	**6,529,655**	**14,517,548**	**4,841,168**	**11,175,429**
Personnel	**1,578,009**	**1,520,120**	**917,523**	**953,396**
Direct compensation	1,225,013	1,205,449	671,553	720,575
Benefits	285,371	256,842	177,526	173,600
FGTS (Government Severance Pay Fund)	67,625	57,829	68,444	59,221
Taxes, fees and contribuitions	**2,431,986**	**6,250,577**	**2,620,465**	**4,210,543**
Federal	(138,583)	2,625,806	78,270	651,793
State	2,522,196	3,541,056	2,522,196	3,541,056
Municipal	48,373	83,715	19,999	17,694
Remuneration on third parties' capital	**5,658,652**	**5,683,963**	**4,307,549**	**4,636,693**
Financial expenses	5,401,121	5,478,872	4,069,116	4,379,162
Rentals	257,531	205,091	238,433	257,531
Remuneration on own capital	**(3,138,992)**	**1,062,888**	**(3,004,369)**	**1,374,797**
Profit (loss) for the period	(3,004,369)	1,374,797	(3,004,369)	1,374,797
Non-controlling interest in subsidiaries	(134,623)	(311,909)		
Value added distributed	**6,529,655**	**14,517,548**	**4,841,168**	**11,175,429**

The notes are an integral part of the individual and consolidated quarterly information.

Summary of Notes

All amounts in thousands Reais, unless otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange ("LATIBEX") under the ticker XBRK.

Braskem also is engaged, among others, in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and natural gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

Operations of subsidiary Braskem Idesa ("BI")

On June 14, 2022, Braskem Idesa signed agreements with Advario B.V. ("Advario") to sell 50% of the capital stock of Terminal Química Puerto México ("Terminal Química"), the subsidiary of Braskem Idesa which has the purpose to develop and operate the ethane import terminal project in Mexico. In March 2023, the conditions for the conclusion of the agreement were met and Advario made the payment of R$316 million to Braskem Idesa related to the sale of a non-controlling interest in Terminal Química. Braskem Idesa maintains control over Terminal Química due to its power over relevant activities of the subsidiary, exposure to variable returns and its ability to influence the economic result of operations. In addition, Advario and Braskem Idesa, each, made a capital contribution in the amounts of R$27 million on July 05, 2023, of R$41 million (R$13 million subscribed and R$28 million as advance for future capital increase) on August 03, 2023 and R$46 million (as advance for future capital increase) on September 08, 2023.

Agreement to establish Braskem Siam

On August 16, 2023, the Company, through its subsidiaries Braskem Netherlands B.V. ("Braskem Netherlands") and Braskem Europe GmbH ("Braskem Germany"), signed an agreement with Thai Polyethylene Company Limited ("TPE"), a wholly-owned subsidiary of SCG Chemicals Public Company Limited, to establish Braskem Siam Company Limited ("Braskem Siam"), a subsidiary to conduct the engineering project of a bio-ethanol dehydration plant to produce bio-ethylene using the EtE EverGreen™ technology. Braskem holds 51% interest equity in the established entity.

All amounts in thousands Reais, unless otherwise stated

2 Basis of preparation

The parent company Quarterly Information ("Quarterly Information") was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the consolidated Quarterly Information was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board. All relevant information specific to the Interim Information, and only it, is being highlighted, and has been used by the Company's Management.

This Quarterly information should be read together with the financial statements of the Company for the year ended December 31, 2022, which comprise a complete set of the notes.

This Quarterly Information is presented in Brazilian Real, which is the Parent Company's functional currency. All amounts have been rounded to the nearest thousand unless stated otherwise.

The same accounting policies were applied in this Quarterly information as those applied in the preparation of the Company's annual financial statements related to the year ended December 31, 2022.

The judgments and assumptions made by management in the use of estimates for preparing this Quarterly Information did not differ significantly from those described in the financial statements as of December 31, 2022.

The issue of these Quarterly Information was authorized by the Executive Board on November 8, 2023.

All amounts in thousands Reais, unless otherwise stated

The consolidated quarterly information include the Parent Company and the following entities:

			Total and voting interest (%)	
		Headquarter	**Sep/23**	**Dec/22**
Direct subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100	100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100	100
Braskem Finance Limited ("Braskem Finance")		Cayman	100	100
Braskem Green S.A.		Brazil	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	100	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100	100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100	100
Braskem Ventures Ltda. ("Braskem Ventures")		Brazil	100	100
Cetrel S.A. ("Cetrel")		Brazil	63.7	63.7
Voqen Energia Ltda. ("Voqen")		Brazil	100	100
Wise Plásticos Ltda ("Wise")	(i)	Brazil	61.1	
Special Purpose Entities				
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado		Brazil	100	100
Fundo de Investimento Santander Netuno Multimercado Crédito Privado		Brazil	100	100
Indirect subsidiaries				
AM Solutions Corporation ("AM Solutions")	(ii)	EUA	100	
B&TC B.V. ("B&TC")		Netherlands	60	60
Babel Holding Ltda. ("Babel")	(ii)	Brasil	100	
Braskem America Finance Company ("Braskem America Finance")		USA	100	100
Braskem America, Inc. ("Braskem America")		USA	100	100
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	75	75
Braskem India Private Limited ("Braskem India")		India	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	100	100
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100	100
Braskem Netherlands Green B.V. ("Braskem Holanda Green")		Netherlands	100	100
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc.")		Netherlands	100	100
Braskem Siam	(iv)	Thailand	51	
Braskem Trading & Shipping B.V. ("BTS")	(v)	Netherlands	100	
Builder Brasil Ltda. ("Builder Brasil")		Brazil	100	100
Builder USA LLC. ("Builder USA")		USA	100	100
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.7	63.7
ER Plastics B.V. ("ER Plastics")		Netherlands	60	60
LSK Tecnologia e Logística S.A. ("LSK Tecnologia")	(ii)	Brasil	100	
Terminal Química Puerto México ("Terminal Química")	(iii)	Mexico	37.5	75
Zaya Holding Ltda. ("Zaya Holding")	(ii)	Brasil	100	

(i) In February 2023, Braskem acquired a 61.1% ownership interest in Wise, a Brazilian company engaged in mechanical recycling. The consideration transferred in this acquisition was R$ 173 million and the generated goodwill was R$ 75 million.

(ii) Entities incorporated in 2023. These entities together with Braskem Ventures, Builder Brasil and Builder USA are part of the Oxygea business, whose purpose is to foster the creation and development of new business initiatives.

(iii) In March 2023, Braskem Idesa sold its 50% interest in Terminal Química (see Note 1)

(iv) See Note 1.

(v) Company organized in September 2023 to manage maritime charter agreements as well as the sale and purchase transactions of chemical and petrochemical products.

All amounts in thousands Reais, unless otherwise stated

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

	Functional currency
Braskem Alemanha, B&TC e ER Plastics	Euro
Am Solutions Corporation, BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Proyectos, Braskem Holanda Green, BTS, Braskem Siam, Terminal Química e Builder USA .	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem Índia	Rupee

3 New accounting standards and amendments applicable in the current year

The following changes and amendments of accounting standards became effective on January 1, 2023:

- Definition of accounting estimates (amendments to CPC 23/IAS 8).

- Definition of materiality for disclosure of accounting policies (amendments to CPC 26/IAS 1 and IFRS Practice Statement 2).

- Deferred taxes related to assets and liabilities arising from a single transaction (amendments to CPC 31 / IAS 12).

- CPC 50 / IFRS 17 Insurance Contracts

- International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12.

Adoption of the amendments did not have any material impact on the disclosures or amounts presented in this Quarterly Information.

4 Cash and cash equivalents

		Consolidated		Parent company	
		Sep/23	Dec/22	Sep/23	Dec/22
Cash					
Domestic market		926,418	517,236	922,899	515,065
Foreign market	(i)	4,195,701	5,556,972		
Cash equivalents					
Domestic market	(ii)	6,158,293	3,684,999	6,086,358	3,671,931
Foreign market	(i)	2,356,427	2,707,267		
Total		13,636,839	12,466,474	7,009,257	4,186,996

(i) On September 30, 2023, it includes R$1,027,277 of cash and R$410,964 of cash equivalents (2022: R$931,991 of cash and R$1,252,341 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company.

(ii) Includes R$34,880 related to the sale of an asset whose total amount was received, though blocked until the issue of the deed.

All amounts in thousands Reais, unless otherwise stated

Cash equivalents are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates ("CDBs"), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 5).

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

5 Financial investments

		Consolidated		Parent company	
		Sep/23	Dec/22	Sep/23	Dec/22
Fair value through profit or loss					
LFT´s and LF´s	(i)	4,711,151	1,789,375	4,674,109	1,765,518
Restricted funds investments	(ii)	194,972	305,485	178,096	288,351
Other		159,670	217,771	32,842	75,060
Total		**5,065,793**	**2,312,631**	**4,885,047**	**2,128,929**
Current assets		5,042,417	2,295,497	4,885,047	2,128,929
Non-current assets	(iii)	23,376	17,134		
Total		**5,065,793**	**2,312,631**	**4,885,047**	**2,128,929**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions with the objective of immediate negotiation or for future sale and are classified in the Cash Financial Statement as an Operating Activities.

(ii) Includes the following amounts: R$163,943 (2022: R$175,153) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 24.1(i)); and R$31,029 (2022: R$130,332) of balance associated with compliance with the contractual obligations of the debentures and borrowings, see Note 15(e).

(iii) On the Financial Position, the balance of non-current assets is presented under Other assets.

In the period ended September 30, 2023, financial investments and cash equivalents (Note 4) in Brazilian R$ had average yield of 101.33% of the Interbank Certificate of Deposit ("CDI") rate p.a. (September 30, 2022: 102.69%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 5.22% p.a. (September 30, 2022: 1.17% p.a.).

All amounts in thousands Reais, unless otherwise stated

6 Trade accounts receivable

The Company's average receivables term is generally 30 days; therefore, the carrying value of the trade accounts receivable approximates their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of September 30, 2023, the amounts of trade accounts receivable transferred and derecognized maturing after September 30, 2023 were R3.9 billion in the Consolidated and R$2 billion in the Parent Company (December 31, 2022: R$3.5 billion in the Consolidated and R$2.9 billion in the Parent Company).

Losses recognized at the date of transfer of trade accounts receivable mentioned above were R$53 million in the Consolidated and R$41 million in the Parent Company (September 30, 2022: R$77 million in the Consolidated and R$72 million in the Parent Company), recorded under financial expenses.

	Note	Consolidated		Parent company	
		Sep/23	Dec/22	Sep/23	Dec/22
Domestic market					
Third parties		1,960,015	1,533,675	1,830,593	1,418,461
Related parties	8	13,790	13,791	36,505	36,194
		1,973,805	1,547,466	1,867,098	1,454,655
Foreign market					
Third parties		1,750,870	1,796,559	367,108	277,995
Related parties	8			1,422,897	1,321,704
		1,750,870	1,796,559	1,790,005	1,599,699
Expected credit losses		(149,869)	(112,091)	(122,942)	(76,160)
Total		**3,574,806**	**3,231,934**	**3,534,161**	**2,978,194**

7 Inventories

	Consolidated		Parent company	
	Sep/23	Dec/22	Sep/23	Dec/22
Finished goods	7,280,799	8,558,025	4,862,686	5,685,387
Semi-finished goods	466,397	663,182	466,397	663,182
Raw materials, production inputs and packaging	2,392,144	2,747,525	1,934,253	2,179,671
Maintenance materials	955,318	869,953	487,351	437,959
Advances to suppliers	262,120	124,285	150,208	103,342
Imports in transit	1,119,255	1,067,094	1,119,165	1,067,000
Total	**12,476,033**	**14,030,064**	**9,020,060**	**10,136,541**

At September 30, 2023, the provision for loss in inventories is R$265 million in the Consolidated and R$235 million in the Parent Company (December 31, 2022: R$512 million in the Consolidated and R$416 million in the Parent Company), mainly refers to the net realizable value of certain product lines, due to a reduction in the sale price compared to the value of inventories recorded in the statement of financial position (reduction of international spreads), resulting from the current economic environment.

All amounts in thousands Reais, unless otherwise stated

8 Related parties

(a) Consolidated

								Consolidated
	Balances at September 30, 2023				Balances at December 31, 2022			
Statement of financial position	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Assets								
Current								
Trade accounts receivable		4,786	9,004	13,790		11,924	1,867	13,791
Inventories (advance to suppliers)		63,370		63,370		61,428		61,428
Dividends and interest on capital			1,400	1,400			4,296	4,296
Other receivables - Related parties		287		287	11,348	287		11,635
Non-current								
Other receivables - Related parties		20,119	29,068	49,187		5,657		5,657
Total assets		**88,562**	**39,472**	**128,034**	**11,348**	**79,296**	**6,163**	**96,807**
Liabilities								
Current								
Trade payables	60,350	1,058,677	12,748	1,131,775	126,014	137,764	14,189	277,967
Other payables	3	242,334		242,337	4	233,133	314	233,451
Non-current								
Trade payables					3,069			3,069
Loan to non-controlling shareholders of Braskem Idesa			2,563,744	2,563,744			2,498,093	2,498,093
Total liabilities	**60,353**	**1,301,011**	**2,576,492**	**3,937,856**	**129,087**	**370,897**	**2,512,596**	**3,012,580**

	Nine-month period ended September 30, 2023				Nine-month period ended September 30, 2022			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Transactions								
Sales of products		98,423	260,249	358,672		146,599	357,643	504,242
Purchases of raw materials, finished goods services and utilities	(221,345)	(12,044,617)	(114,193)	(12,380,155)	(228,944)	(20,419,380)	(20,527)	(20,668,851)
Financial income			300,235	300,235			40,335	40,335
Financial expenses		(6)	(106,354)	(106,360)	(849)	(53)	(106,279)	(107,181)
Private pension ("Vexty")			(51,052)	(51,052)			(33,501)	(33,501)
Other income (expenses)	(11,348)	18,596	511	7,759		(17,335)		(17,335)

(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A e Vexty.

All amounts in thousands Reais, unless otherwise stated

(b) Parent Company

											Balances at September 30, 2023
Statement of financial position	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents						3,150,012					3,150,012
Financial investments						4,869,643					4,869,643
Trade accounts receivable		1,380,876		20,038	21,983		22,715		4,786	9,004	1,459,402
Inventories (advance to suppliers)									63,370		63,370
Dividends and interest on capital										1,400	1,400
Other receivables - Related parties		16,537		66	6		594		287		17,490
Non-current											
Other receivables - Related parties									20,119	29,068	49,187
Total assets		1,397,413		20,104	21,989	8,019,655	23,309		88,562	39,472	9,610,504
Liabilities											
Current											
Trade payables		8,895,217					35,489	60,206	1,058,677	12,748	10,062,337
Accounts payable to related parties											
Advance to export		4,508	459,137	6,045							469,690
Other payables		101,558		116							101,674
Other		1,088						3	242,334		243,425
Non-current											
Accounts payable to related parties											
Advance to export		2,606	36,088,327	415,631							36,506,564
Total liabilities		9,004,977	36,547,464	421,792			35,489	60,209	1,301,011	12,748	47,383,690

											Nine-month period ended September 30, 2023
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products		3,732,479		58,250	102,751		111,506		98,423	260,249	4,363,658
Purchases of raw materials, finished products services and utilities		(12,655,775)					(239,707)	(219,999)	(12,044,617)	(114,193)	(25,274,291)
Financial income (expenses), net	254,492	62,116	(960,377)	(5,937)	(6,204)	380,937	(1,040)		(6)	(2,218)	(278,237)
Private pension ("Vexty")										(49,112)	(49,112)
Financial income (expenses), net		(41,709)						(11,348)	18,596	511	(33,950)

(i) Braskem Chile, Braskem Idesa, Braskem Netherlands Inc., Wise, Cetrel e Voqen.
(ii) Borealis, Refinaria de Petróleo Riograndense S.A e Vexty.

All amounts in thousands Reais, unless otherwise stated

										Balances at December 31, 2022	
Statement of financial position	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents						1,074,871					1,074,871
Financial investments						2,015,355					2,015,355
Trade accounts receivable		1,206,582		5,811	109,311		22,403		11,924	1,867	1,357,898
Inventories (advance to suppliers)									61,428		61,428
Dividends and interest on capital										4,296	4,296
Other receivables - Related parties		26,860	83	13,150	6		1,151	11,348	287		52,885
Non-current											
Other receivables - Related parties									5,657		5,657
Total assets		1,233,442	83	18,961	109,317	3,090,226	23,554	11,348	79,296	6,163	4,572,390
Liabilities											
Current											
Trade payables		8,488,570					22,437	125,828	137,764	14,189	8,788,788
Accounts payable to related parties											
Advance to export	24,404	5,860	877,745	14,461							922,470
Other payables		180,737		121							180,858
Other							3,073	4	233,133	314	236,524
Non-current											
Trade payables								3,069			3,069
Accounts payable to related parties											
Advance to export	652,613	9,880	28,123,506	433,069							29,219,068
Total liabilities	677,017	8,685,047	29,001,251	447,651			25,510	128,901	370,897	14,503	39,350,777

										Nine-month period ended September 30, 2022	
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products		4,925,290		68,253	460,487		161,063		146,599	357,643	6,119,335
Purchases of raw materials, finished products services and utilities		(19,388,588)		(4)			(159,664)	(228,706)	(20,419,380)	(20,527)	(40,216,869)
Financial income (expenses), net	41,090	(9,116)	(928,535)	(12,293)	(4,117)	398,032	(1,060)	(849)	(53)	(4,930)	(521,831)
General and administrative expenses - Vexty										(32,475)	(32,475)
Other income (expenses)			6,998						(17,335)		(10,337)

(i) Braskem Alemanha, Braskem Chile, Braskem Idesa, Braskem Netherlands Finance, Cetrel, Lantana and Voqen.
(ii) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A and Vexty.

All amounts in thousands Reais, unless otherwise stated

(c) Compensation of key management personnel

		Consolidated
Statement of profit or loss transactions	**Sep/23**	**Sep/22**
Remuneration		
Wages and recurring benefits	39,201	36,866
Short-term variable compensation	11,555	28,841
Post-employment benefit	921	1,332
Long term incentive plan	7,123	5,587
Total	**58,800**	**72,626**

9 Taxes recoverable

		Consolidated		Parent company
	Sep/23	**Dec/22**	**Sep/23**	**Dec/22**
Parent Company and subsidiaries in Brazil				
Value-added tax on sales and services (ICMS)	549,330	410,138	549,068	409,782
ICMS - credits from PP&E	385,125	302,940	383,158	302,771
Social integration program (PIS) and social contribution on	300,292	560,002	300,029	552,110
PIS and Cofins - credits from PP&E	560,650	546,427	560,650	546,427
REINTEGRA program	15,533	20,504	15,533	20,504
Federal tax credits	6,977	153,960	6,976	153,960
Other	27,930	68,514	21,139	58,791
Foreign subsidiaries				
Value-added tax ("IVA")	777,120	579,672		
Other	129,201	131,867		
Total	**2,752,158**	**2,774,024**	**1,836,553**	**2,044,345**
Current assets	1,167,520	1,156,355	697,439	862,594
Non-current assets	1,584,638	1,617,669	1,139,114	1,181,751
Total	**2,752,158**	**2,774,024**	**1,836,553**	**2,044,345**

(i) In August, through Decree 11,668/2023, the Federal Government regulated the necessary conditions for the use of the Special Regime for the Chemical Industry (REIQ), applicable since January 1, 2023, as established in Federal Law 14,374/2022. The Company, fully meeting all the conditions of said decree, filed a statement of commitment in September with the Federal Revenue Service of Brazil, recognizing in the result R$297.6 million related to the calculation of tax credits.

All amounts in thousands Reais, unless otherwise stated

10 Investments

(a) Information on investments

	Note	Net profit (loss) for the period		Equity	
		Sep/23	Sep/22	Sep/23	Dec/22
Direct subsidiaries					
BM Insurance		(4,593)	4,025	5,651	10,712
Braskem Argentina		(7,292)	(40,346)	50,131	59,060
Braskem Chile		2,060	6,041	54,512	57,375
Braskem Finance		(13,269)	(128,136)	52,713	(902,884)
Braskem Holanda		2,086,644	2,775,202	20,127,820	22,061,740
Braskem México		(11,999)	10,314	381,246	364,915
Braskem Ventures		(17,872)	167	75,806	18,340
Cetrel		56,081	48,182	380,053	338,907
Voqen		29,328	(54)	56,831	27,503
Wise	2 (i)	(294)		130,980	
Indirect subsidiaries					
B&TC		(587)	(17)	54,213	57,847
Braskem Alemanha		124,275	1,591,043	4,710,299	5,758,328
Braskem America		93,016	1,719,018	4,403,499	5,336,320
Braskem America Finance		(10,871)	(9,381)	(244,245)	(243,177)
Braskem Netherland Finance		(57,686)	(7,320)	378,463	559,639
Braskem Netherland Inc		(53,603)	33,899	188,452	146,606
Braskem Idesa		(577,494)	(1,312,958)	(5,391,392)	(5,459,379)
Braskem Idesa Serviços		2,435	1,244	48,518	42,640
Braskem Índia			(31)	2,162	2,266
Braskem México Proyectos		46,100	104,016	2,426,569	2,251,700
Braskem México Serviços		(16)	(1)	35	48
BTS	2 (v)			27,535	
DAC		46,104	40,529	122,779	90,472
ER Plastics		(10,849)	(2,886)	(18,264)	(8,205)
Terminal Química		(12,649)	5,972	972,348	500,014
Jointly-controlled investment					
Refinaria de Petróleo Riograndense S.A.		16,632	59,381	129,657	110,040
Bioglycols LLC		(10,005)	(737)	83,916	80,757
Associate					
Borealis Brasil S.A.		46,896	17,944	283,969	252,053

All amounts in thousands Reais, unless otherwise stated

(b) Changes in investments and provision for losses in subsidiaries

Investments	Note	Subsidiaries and jointly-controlled investment **Direct**	**Associate**	**Total**
Balances at December 31, 2022		**22,714,058**	**47,395**	**22,761,453**
Results from equity-accounted investees		2,278,986	12,396	2,291,382
Acquisition of shares - subisidiary Wise	2(i)	172,656		172,656
Amortização de mais valia		(428)		(428)
Equity valuation adjustments		789,730		789,730
Currency translation adjustments		(1,556,358)		(1,556,358)
Capital increase		141,321		141,321
Dividends and interest on equity		(3,431,904)	(3,000)	(3,434,904)
Balances at September 30, 2023		**21,108,061**	**56,791**	**21,164,852**
Provision for loss in subsidiaries				
Balances at December 31, 2022		**(902,884)**		**(902,884)**
Reversal of provision with capital increase in subsidiary Braskem Finance		902,884		902,884
Balances at September 30, 2023				

(c) Results from equity-accounted investees

	Parent company Sep/23	 Sep/22
Results from equity-accounted investees	2,291,382	2,930,400
Provision for loss		(128,309)
Goodwill amortization	(428)	
Others	144	
	2,291,098	2,802,091

All amounts in thousands Reais, unless otherwise stated

(d) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which has a significant non-controlling interest. The amounts disclosed do not consider the eliminations between the Companies:

	Braskem Idesa Consolidated (i)	
Statements of financial position	**Sep/23**	**Dec/22**
Current assets	3,018,378	3,685,029
Non-current assets	17,241,364	16,107,512
Total assets	**20,259,742**	**19,792,541**
Current liabilities	2,063,177	2,427,490
Non-current liabilities	22,544,738	22,069,528
Total liabilities	**24,607,915**	**24,497,018**
Shareholders' equity	**(4,348,173)**	**(4,704,477)**
Total liabilities and shareholders' equity	**20,259,742**	**19,792,541**
Statement of profit or loss	**Sep/23**	**Sep/22**
Net revenue	3,497,050	4,871,166
Loss for the period	(832,386)	(1,394,542)
Statement of cash flows		
Net cash (used) generated from operating activities	(778,350)	1,089,385
Net cash used in investing activities	(594,576)	(576,852)
Net cash generated (used) in financing activities	507,427	(117,549)
Exchange variation on cash of foreign subsidiaries	119,407	(6,319)
(Decrease) increase in cash and cash equivalents	**(746,092)**	**388,665**

(i) Consolidation of Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química.

All amounts in thousands Reais, unless otherwise stated

11 Property, plant and equipment

						Consolidated
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total
Balance as of December 31, 2021	**687,764**	**5,181,488**	**26,292,188**	**4,449,433**	**614,258**	**37,225,130**
Acquisitions		1,949	1,153,272	2,313,568	11,507	3,480,296
Additions through acquisition of ER Plastics		20,868	56,288		362	77,518
Capitalized financial charges				145,058		145,058
Foreign currency translation adjustment	(14,530)	(85,825)	(398,863)	(9,196)	(6,399)	(514,813)
Transfers by concluded projects		10,055	1,175,149	(1,330,898)	145,695	
Disposals	46	(9)	(29,970)	3,272	(76,772)	(103,432)
Depreciation		(146,131)	(2,403,233)		(187,461)	(2,736,826)
Balance as of September 30, 2022	**673,280**	**4,982,395**	**25,844,831**	**5,571,236**	**501,189**	**37,572,931**
Balance as of December 31, 2022	**667,845**	**4,965,077**	**25,218,058**	**6,307,797**	**604,518**	**37,763,295**
Acquisitions		14,105	202,417	2,730,875	4,672	2,952,069
Additions through acquisition of Wise		8,921	34,029	566	2,789	46,305
Capitalized financial charges				233,378		233,378
Foreign currency translation adjustment	(2,883)	298,633	427,951	51,807	(1,437)	774,072
Transfers by concluded projects	1,544	134,551	1,748,806	(2,110,609)	225,708	
Disposals and provisions	(59,632)	(2,587)	(168,254)	(169,428)	(1,329)	(401,230)
Depreciation		(164,215)	(2,655,878)		(122,388)	(2,942,481)
Balance as of September 30, 2023	**606,874**	**5,254,485**	**24,807,129**	**7,044,386**	**712,534**	**38,425,409**

						Parent company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total
Balance as of December 31, 2021	**344,201**	**682,520**	**10,766,627**	**3,423,574**	**329,146**	**15,546,067**
Acquisitions		6	1,158,104	1,364,021	1,133	2,523,264
Capitalized financial charges				125,987		125,987
Transfers by concluded projects		1,266	1,094,536	(1,219,009)	123,207	
Disposals	46	(9)	(29,946)			(29,908)
Depreciation		(46,237)	(1,633,233)		(76,872)	(1,756,342)
Balance as of September 30, 2022	**344,247**	**637,546**	**11,356,088**	**3,694,573**	**376,614**	**16,409,068**
Balance as of December 31, 2022	**344,198**	**641,309**	**11,079,913**	**4,402,092**	**399,990**	**16,867,502**
Acquisitions			143,448	1,861,303	1,395	2,006,146
Capitalized financial charges				213,228		213,228
Transfers by concluded projects	(354)	10,567	1,474,176	(1,655,914)	171,524	
			(115,795)	(498)	(44)	(116,337)
Depreciation		(44,191)	(1,838,929)		(86,694)	(1,969,815)
Balance as of September 30, 2023	**343,844**	**607,685**	**10,742,814**	**4,820,211**	**486,171**	**17,000,725**

At September 30, 2023, the acquisitions of property, plant and equipment with payment installments is R$377,521 in the Consolidated and R$350,000 in the Parent Company (at September 30, 2022, R$373,960 in the Consolidated and R$339,583 in the Parent Company).

Based on Management's analysis, the carrying amount does not exceed its recoverable amount on September 30, 2023.

All amounts in thousands Reais, unless otherwise stated

12 Intangible assets

					Consolidated
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Balance as of December 31, 2021	**2,058,874**	**313,789**	**368,520**	**136,117**	**2,877,299**
Acquisitions		1,094	80,740		81,835
Additions and goodwill through acquisition of ER Plastics	56,852	21,162			78,014
Foreign currency translation adjustment		(3,975)	(4,811)		(8,786)
Amortization		(7,896)	(59,977)	(16,513)	(84,387)
Balance as of September 30, 2022	**2,115,726**	**324,173**	**384,472**	**119,604**	**2,943,975**
Balance as of December 31, 2022	**2,087,276**	**320,986**	**431,939**	**181,943**	**3,022,144**
Acquisitions			82,903		82,903
Additions through acquisition of Wise	74,660		321		74,980
Goodwill acquisition of Wise					
Foreign currency translation adjustment	12,753	16,553	2,846	(21,198)	10,954
Amortization		(8,067)	(62,503)	(13,305)	(83,876)
Balance as of September 30, 2023	**2,174,688**	**329,472**	**455,506**	**147,440**	**3,107,106**

					Parent company
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Balance as of December 31, 2021	**2,058,873**	**67,948**	**263,791**	**135,632**	**2,526,244**
Acquisitions			64,127		64,127
Amortization		(3,432)	(42,288)	(16,513)	(62,233)
Balance as of September 30, 2022	**2,058,873**	**64,516**	**285,630**	**119,119**	**2,528,138**
Balance as of December 31, 2022	**2,058,873**	**63,372**	**325,207**	**113,972**	**2,561,424**
Acquisitions			47,214		47,214
projects and stoppage in progress			14,746		14,746
Amortization		(3,432)	(39,648)	(13,305)	(56,385)
Balance as of September 30, 2023	**2,058,873**	**59,940**	**347,518**	**100,667**	**2,566,998**

All amounts in thousands Reais, unless otherwise stated

13 Right-of-use assets and lease liability

(a) Right-of-use assets

Consolidated

	Balance as of 12/31/2022	Additions	Depreciation	Disposal	Foreign currency translation adjustment	Balance as of 9/30/2023
Rail cars	826,196	191,054	(127,081)	(3,726)	(17,303)	869,140
Machinery and equipment	1,602,654	185,997	(379,123)		919	1,410,447
Vessels	1,120,272	150,081	(220,505)		(5,093)	1,044,755
Buildings and constructions	280,269	25,665	(61,932)		(6,552)	237,450
Vehicles	105,998	2,165	(26,267)	(284)	(39)	81,573
Computer equipment and goods	6,047	5,294	(3,050)	(866)	7	7,432
Right of use of assets in progress	11,551	31,298			(462)	42,387
Total	**3,952,987**	**591,554**	**(817,958)**	**(4,876)**	**(28,523)**	**3,693,184**

Consolidated

	Balance as of 12/31/2021	Additions	Depreciation	Disposal	Foreign currency translation adjustment	Balance as of 9/30/2022
Rail cars	986,061	12,992	(126,524)		(32,491)	840,038
Machinery and equipment	793,254	862,368	(225,289)		(478)	1,429,855
Vessels	696,661	447,528	(212,424)		17,056	948,821
Buildings and constructions	265,312	68,393	(44,862)	(1,389)	5,552	293,006
Vehicles	29,449	1,695	(9,464)		(94)	21,586
Computer equipment and goods	9,300	384	(2,767)		(62)	6,855
Total	**2,780,037**	**1,393,360**	**(621,330)**	**(1,389)**	**(10,517)**	**3,540,161**

Parent company

	Balance as of 12/31/2022	Additions	Depreciation	Disposal	Transfers	Balance as of 9/30/2023
Machinery and equipment	1,562,231	16,791	(260,532)			1,318,490
Vessels	428,861	48,259	(132,671)			344,449
Buildings and constructions	125,235	17,997	(46,029)			97,203
Vehicles	104,045	304	(24,870)			79,479
Computer equipment and goods	5,111	5,290	(2,645)	(866)		6,890
Total	**2,225,483**	**88,641**	**(466,747)**	**(866)**		**1,846,511**

Parent company

	Balance as of 12/31/2021	Additions	Depreciation	Disposal	Transfers	Balance as of 9/30/2022
Machinery and equipment	781,045	862,218	(223,279)			1,419,984
Vessels	497,917	66,944	(128,953)			435,908
Buildings and constructions	85,046	65,155	(29,981)		31	120,251
Vehicles	27,332	1,469	(8,336)		28	20,493
Computer equipment and goods	7,958	384	(2,528)			5,814
Total	**1,399,298**	**996,170**	**(393,077)**		**59**	**2,002,450**

All amounts in thousands Reais, unless otherwise stated

(b) Lease liability

	Consolidated		Parent company	
	Sep/23	Sep/22	Sep/23	Sep/22
Balance at the beginning of the period	**4,240,530**	**3,156,414**	**2,451,876**	**1,678,122**
New agreements	560,256	1,393,360	88,641	996,170
Disposals	(4,716)	(1,389)	(866)	(1,389)
Interests and monetary and exchange variations, net	5,862	186,136	53,000	151,387
Currency translation adjustments	(30,785)	(25,509)		
Payments	(840,409)	(590,859)	(448,872)	(372,591)
Interest paid	(182,027)	(141,821)	(117,413)	(94,818)
Balance at the end of the period	**3,748,711**	**3,976,332**	**2,026,366**	**2,356,881**
Current liability	851,714	812,084	460,611	443,731
Non-current liability	2,896,997	3,164,248	1,565,755	1,913,150
Total	**3,748,711**	**3,976,332**	**2,026,366**	**2,356,881**

The net effect of additions and disposals of leasing that did not affect the cash flow in the period ended September 30, 2023 was: R$314,338 in the Consolidated (R$1,301,038 in the period ended September 30, 2022) and R$40,473 in the Parent Company (R$915,812 in the period ended September 30, 2022).

(a) Leases not initiated

The Company has a lease agreement not initiated as of the reporting date, but that already has a contractual commitment. The present value of the commitments is R$942 million and the agreements are related to: (i) the construction of six vessels; and (ii) a research and development laboratory in Boston, United States, all expected to be concluded between 2024 and 2026.

The cash flows related to the agreements are shown below:

	Consolidated	
	Sep/23	
	Discounted	Not discounted
2024	47,072	53,436
2025	44,489	53,809
2026	85,194	109,787
2027+	765,328	1,501,981
Total	**942,083**	**1,719,013**

All amounts in thousands Reais, unless otherwise stated

14 Trade payables

	Note	Consolidated		Parent company	
		Sep/23	Dec/22	Sep/23	Dec/22
Domestic market					
Third parties		1,348,141	1,748,853	1,332,391	1,723,226
Third parties (forfait)	(i)	669,205	682,396	669,205	682,396
Total Third parties		*2,017,346*	*2,431,249*	*2,001,596*	*2,405,622*
Related parties		158,084	196,440	193,429	218,691
Related parties (forfait)	(i)	973,691	81,527	973,691	81,527
Total Related parties	8	*1,131,775*	*277,967*	*1,167,120*	*300,218*
Foreign market	(ii)				
Third parties		10,128,804	9,540,635	301,191	295,889
Related parties	8			8,895,217	8,488,570
		13,277,925	**12,249,851**	**12,365,124**	**11,490,299**
Current liabilities		13,277,925	12,246,782	12,365,124	11,487,230
Non-current liabilities	(iii)		3,069		3,069
Total		**13,277,925**	**12,249,851**	**12,365,124**	**11,490,299**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Includes R$7.1 billion (2022: R$5.8 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries, with the same conditions of the original amount and the payment term maintained.

(iii) On the balance sheet, the balance of non-current liabilities is presented under Other liabilities.

All amounts in thousands Reais, unless otherwise stated

15 Borrowings and debentures

(a) Borrowings and debentures

	Currency and annual stated interest rates (%)	Maturity	Consolidated Sep/23	Consolidated Dec/22
Foreign currency				
Bonds	Note 15 (c)		32,572,873	26,124,158
Export prepayment and export credit notes	US$ exchange variation + quartely Term SOFR + 1.78	Jun-2027	1,453,771	1,514,651
Export prepayments	US$ exchange variation + monthly Term SOFR + 0.80	Jan-2024	502,376	
Other	Note 15 (d)		3,317,702	3,880,165
Transactions costs			(496,026)	(453,532)
			37,350,696	31,065,442
Local currency				
Debentures	Note 15 (e)		3,995,535	3,925,673
BNDES	IPCA + 6.04	Jan-2031	350,241	386,534
Export credit notes	100% of CDI + 1.30	Jul-2027	336,594	348,885
Note of rural product (CPR)	100% of CDI + 1.60	Jun-2026	500,286	
Other fixed interest loans	Interest between 3.5 and 11.32	May-2026	19,399	18,671
Other variable interest loans - IPCA	IPCA + interest between 2.39 and 2.78	Jun-2027	2,708	3,525
Other variable interest loans - CDI	100% do CDI + interest between 3.10 and 4.50	Jul-2024	2,000	
Transactions costs			(29,670)	(31,995)
			5,177,093	4,651,293
Foreign currency and local currency				
Current liabilities			1,667,263	1,382,351
Non-current liabilities			40,860,526	34,334,384
Total			42,527,789	35,716,735

	Parent company Sep/23	Parent company Dec/22
Foreign currency		
Current liabilities	1,359,964	67,083
Non-current liabilities	2,784,049	3,738,706
	4,144,013	3,805,789
Local currency		
Current liabilities	232,787	140,909
Non-current liabilities	4,834,434	4,361,523
	5,067,221	4,502,432
Foreign currency and local currency		
Current liabilities	1,592,751	207,992
Non-current liabilities	7,618,483	8,100,229
Total	9,211,234	8,308,221

All amounts in thousands Reais, unless otherwise stated

(b) Payment schedule

The maturity profile of the long-term borrowings and debentures is as follows:

	Consolidated	
	Sep/23	Dec/22
2024	186,865	2,202,174
2025	602,809	627,802
2026	1,035,456	581,625
2027	2,272,882	2,356,678
2028	6,974,969	7,281,841
2029	2,856,566	2,888,176
2030	7,780,129	8,109,018
2031	4,470,854	220,021
2032	103,961	113,416
2033	5,002,510	
2034 and thereafter	9,573,525	9,953,633
Total	**40,860,526**	**34,334,384**

(c) Bonds

Issue date		Maturity	Interest (% per year)	Consolidated Sep/23	Dec/22
Jul-2011 and jul-2012		Jul-2041	7.125	2,871,827	3,044,911
Feb-2014 and may-2014	(i)	Feb-2024	6.450		1,588,729
Oct-2017		Jan-2028	4.500	5,931,622	6,249,333
Nov-2019		Jan-2030	4.500	7,532,419	7,936,089
Nov-2019		Jan-2050	5.875	3,792,475	4,009,069
Jul-2020	(ii)	Jan-2081	8.500	3,113,973	3,296,027
Feb-2023		Feb-2033	7.250	5,056,007	
Sep-2023		Jan-2031	8.500	4,274,550	
Total				**32,572,873**	**26,124,158**

(i) Prepayment made in February 2023.

(ii) The bond can be repaid by the Company at par value, with the first payment in January 2026 and the other payments after each period of 5 years as from the first payment.

Braskem has fully, unconditionally and irrevocably, guaranteed the bonds. Except for the bond issued in July 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem's current or future senior debts.

All amounts in thousands Reais, unless otherwise stated

(d) Others

Issue date		Maturity	Currency and annual stated interest rates (%)	Consolidated Sep/23	Dec/22
sep-2017 to aug-2020	(i)	mar-2027 to feb-2031	Us dollar exchange variation + semiannual Term SOFR + 1.17 to 1.97	2,447,186	2,843,277
apr-2019	(ii)	apr-2026	Us dollar exchange variation + semiannual Term SOFR (-) 0.65	135,633	197,209
jul-2018	(iii)	dec-2028	Us dollar exchange variation + semiannual Term SOFR + 0.92	677,101	757,832
aug-2020	(iv)	aug-2028 to jun-2029	Euro exchange variation + interest between 2.40 and 7.41	43,323	79,698
nov-2020	(iv)	no maturity	Euro exchange variation + monthly Euribor + 4.10	14,103	2,149
jul-2022		jul-2024	Euro exchange variation + 4.0	356	
Total				3,317,702	3,880,165

(i) Credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem.

(ii) Credit facility contracted by Braskem S.A. with a term of 7 years and guarantee of its own assets.

(iii) Credit facility contracted by the subsidiary Braskem America, secured by Euler Hermes, the German export credit agency.

(iv) Credit facility contracted by the indirect subsidiary ER Plastics B.V., with guarantee of its own assets and of Braskem in the proportion of its ownership interest.

In June 2023, the semiannual LIBOR rate was discontinued. Therefore, Braskem and its subsidiaries renegotiated the debts pegged to such rate, replacing it with the semiannual Term SOFR rate, which is based on the daily Secured Overnight Financing Rate ("SOFR"), with spread adjustments for equivalence of transaction costs.

There was no material impact on the cash flows of these Company transactions, and the rates presented in this document already reflect the cost of the transactions whose negotiations were concluded by June 30, 2023.

(e) Debentures

Issue date		Issuer	Series	Maturity	Annual financial charges (%)	Consolidated Sep/23	Dec/22
mar-2013	(i)	DAC	Only	mar-2025	IPCA + 6.00	75,949	109,877
sep-2013	(i)	Cetrel	Only	sep-2025	126.5% of CDI	25,160	34,604
jan-2022	(ii)	Braskem	1ª	dec-2028	IPCA + 5.54	648,065	616,025
jan-2022	(ii)	Braskem	2ª	dec-2031	IPCA + 5.57	155,047	147,371
may-2022		Braskem	1ª	may-2029	CDI + 1.75	799,678	770,910
may-2022		Braskem	2ª	may-2032	CDI + 2.00	258,425	248,970
aug-2022	(iii)	Braskem	Only	aug-2029	CDI + 1.75	761,740	786,770
nov-2022		Braskem	1ª	nov-2029	CDI + 1.70	1,169,395	1,113,987
nov-2022		Braskem	2ª	nov-2032	CDI + 1.95	102,076	97,159
						3,995,535	3,925,673

(i) These debentures were secured by mandatory deposits as disclosed in Note 5.

(ii) Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(iii) Debentures converted into unsecured in March 2023, as provided for in the issue documents.

All amounts in thousands Reais, unless otherwise stated

16 Braskem Idesa borrowings

Identification		Maturity	Currency and annual stated interest rates (%)		Consolidated Sep/23	Dec/22
Bonds						
Bond I		nov-2029	Us dollar exchange variation + 7.45	(a)	4,692,934	4,690,619
Bond II	(i)	feb-2032	Us dollar exchange variation + 6.99	(a)	6,134,462	6,352,864
					10,827,396	**11,043,483**
Others						
	(ii)	oct-2026	Us dollar exchange variation + quarterly Term SOFR + 4.25	(b)	656,903	734,837
		oct-2023 and nov-2023	Us dollar exchange variation + semianual Term SOFR + 2.94		77,927	
					734,830	**734,837**
Transactions costs					(393,108)	(408,002)
Total					**11,169,118**	**11,370,318**
Current liabilities					843,635	868,635
Non-current liabilities					10,325,483	10,501,683
Total					**11,169,118**	**11,370,318**

(a) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(b) Braskem Idesa granted fixed assets and other rights (such as shares and receivables) as collateral.

(i) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met.

(ii) Regarding this financing, on June 29, 2023 Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 31, 2024. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt because the waiver did not cover at least 12 months, the entire balance, in the amount of R$584,071, was classified as current liabilities on September 30, 2023 (2022: R$649,560).

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a position of cash and cash equivalents of R$1,438,240 as of September 30, 2023 (2022: R$2,184,332).

The amount of the financings with maturities in the long term are as follows:

	Consolidated Sep/23	Dec/22
2029	4,273,207	4,337,567
2032	6,052,276	6,164,116
Total	**10,325,483**	**10,501,683**

All amounts in thousands Reais, unless otherwise stated

17 Reconciliation of financing activities in the statement of cash flow

	Borrowings, debentures and Braskem Idesa financing				Consolidated
	Borrowings and debentures	Braskem Idesa financing	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2022	**35,716,735**	**11,370,318**	**2,498,093**	**4,240,530**	**11,007**
Issued	10,253,083	544,991			
Payments	(1,978,919)	(500,769)		(840,409)	(6,610)
Cash generated (used) in financing activities	**8,274,164**	**44,222**		**(840,409)**	**(6,610)**
Other changes					
Interest paid	(2,121,214)	(638,237)		(182,027)	
Interest and monetary and exchange variations, net	1,773,083	(472,531)	(122,032)	5,862	
VAT on loan			6,080		
New contracts				560,256	
Disposal				(4,716)	
Acquisition of subsidiary with non-controlling interests	28,117		5,033		
Currency translation adjustments	(1,143,096)	865,346	176,570	(30,785)	
Additional dividends of subsidiary					5,422
	(1,463,110)	**(245,422)**	**65,651**	**348,590**	**5,422**
Balances at September 30, 2023	**42,527,789**	**11,169,118**	**2,563,744**	**3,748,711**	**9,819**
Current	1,667,263	843,635		851,714	9,819
Non Current	40,860,526	10,325,483	2,563,744	2,896,997	
Total	**42,527,789**	**11,169,118**	**2,563,744**	**3,748,711**	**9,819**

	Borrowings, debentures and Braskem Idesa financing				Consolidated
	Borrowings and debentures	Braskem Idesa financing	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2021	**35,094,178**	**12,311,535**	**3,646,538**	**3,156,414**	**10,538**
Issued	5,221,873				
Payments	(3,143,058)	(45,311)	(34,122)	(590,859)	(1,350,266)
Cash generated (used) in financing activities	**2,078,815**	**(45,311)**	**(34,122)**	**(590,859)**	**(1,350,266)**
Other changes					
Interest paid	(1,750,085)	(562,127)	(16,212)	(141,821)	
Interest and monetary and exchange variations, net	1,338,174	518,597	70,876	186,136	
VAT on loan			7,579		
New contracts				1,393,360	
Disposal				(1,389)	
Acquisition of subsidiary with non-controlling intere	79,078				
Currency translation adjustments	(884,752)	(223,597)	(58,924)	(25,509)	
Mandatory minimum dividends					1,350,000
Additional dividends of subsidiary					1,236
Other					402
	(1,217,585)	**(267,127)**	**3,319**	**1,410,777**	**1,351,638**
Balances at September 30, 2022	**35,955,408**	**11,999,097**	**3,615,735**	**3,976,332**	**11,910**
Current	1,580,867	140,690		812,084	11,910
Non Current	34,374,541	11,858,407	3,615,735	3,164,248	
Total	**35,955,408**	**11,999,097**	**3,615,735**	**3,976,332**	**11,910**

All amounts in thousands Reais, unless otherwise stated

				Parent company
	Borrowings and debentures	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2022	**8,308,221**	**30,322,396**	**2,451,876**	**9,911**
Issued	1,007,996	8,703,197		
Payments	(86,817)	(2,670,376)	(448,872)	(179)
Cash generated (used) in financing activities	**921,179**	**6,032,821**	**(448,872)**	**(179)**
Other changes				
Interest paid	(536,588)		(117,413)	
Interest and monetary and exchange variations, net	518,422	722,711	53,000	
New contracts			88,641	
Disposal			(866)	
	(18,166)	**722,711**	**23,362**	
Balances at September 30, 2023	**9,211,234**	**37,077,928**	**2,026,366**	**9,732**
Current	1,592,751	571,364	460,611	9,732
Non Current	7,618,483	36,506,564	1,565,755	
Total	**9,211,234**	**37,077,928**	**2,026,366**	**9,732**

				Parent company
	Borrowings and debentures	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2021	**2,964,182**	**33,068,385**	**1,678,122**	**9,687**
Issued	5,221,873	1,695,129		
Payments	(609,050)	(4,283,044)	(372,591)	(1,349,276)
Cash generated (used) in financing activities	**4,612,823**	**(2,587,915)**	**(372,591)**	**(1,349,276)**
Other changes				
Interest paid	(170,097)		(94,818)	
Interest and monetary and exchange variations, net	415,700	917,525	151,387	
VJ Mutuals adjustments		(454,154)		
New contracts			996,170	
Disposal			(1,389)	
Mandatory minimum dividends				1,350,000
Outros				402
	245,603	**463,371**	**1,051,350**	**1,350,402**
Balances at September 30, 2022	**7,822,608**	**30,943,841**	**2,356,881**	**10,813**
Current	779,222	627,602	443,731	10,813
Non Current	7,043,386	30,316,239	1,913,150	
Total	**7,822,608**	**30,943,841**	**2,356,881**	**10,813**

All amounts in thousands Reais, unless otherwise stated

18 Financial instruments

18.1 Non-derivative financial instruments and other liabilities: Consolidated

	Note	Classification by category	Fair value hierarchy	Book value Sep/23	Book value Dec/22	Fair value Sep/23	Fair value Dec/22
Cash and banks		Amortized cost		5,122,119	6,074,208	5,122,119	6,074,208
Financial investments		Fair value through profit or loss	Level 2	8,514,720	6,392,266	8,514,720	6,392,266
Cash and cash equivalents	4			**13,636,839**	**12,466,474**	**13,636,839**	**12,466,474**
LFT´s and LF´s		Fair value through profit or loss	Level 2	4,711,151	1,789,375	4,711,151	1,789,375
Other		Fair value through profit or loss	Level 2	354,642	523,256	354,642	523,256
Financial investments	5			**5,065,793**	**2,312,631**	**5,065,793**	**2,312,631**
Trade accounts receivable	6	Amortized cost		**3,531,154**	**3,199,223**	**3,531,154**	**3,199,223**
Trade accounts receivable	6	Fair value through other comprehensive income	Level 2	**43,652**	**32,711**	**43,652**	**32,711**
Trade payables	14	Amortized cost		**13,277,925**	**12,249,851**	**13,277,925**	**12,249,851**
Foreign currency - Bond		Amortized cost	Level 1	32,572,873	26,124,158	28,534,144	23,165,942
Foreign currency - other borrowings		Amortized cost	Level 2	5,273,849	5,394,816	6,835,778	5,329,174
Local currency		Amortized cost	Level 2	5,206,763	4,683,288	6,802,191	5,127,672
Borrowings and debentures	15			**43,053,485**	**36,202,262**	**42,172,113**	**33,622,788**
Bond	16	Amortized cost	Level 1	10,827,396	11,043,483	6,690,288	8,301,948
Others	16	Amortized cost	Level 2	734,830	734,837	1,067,402	796,510
Braskem Idesa borrowings	16			**11,562,226**	**11,778,320**	**7,757,690**	**9,098,458**
Loan ton non-controlling shareholder of Braskem Idesa	8(a)	Amortized cost	Level 2	**2,563,744**	**2,498,093**	**2,279,007**	**2,290,108**
Leniency agreement	23	Amortized cost		**599,159**	**903,140**	**599,159**	**903,140**

All amounts in thousands Reais, unless otherwise stated

18.2 Derivative financial instruments

	Operation characteristics		Net (Asset)/ Liability			Net (Asset)/ Liability
Identification	**Principal exposure**	**Derivatives**	**Dec/22**	**Change in fair value**	**Financial settlement**	**Sep/23**
Non-hedge accounting transactions						
Contratos de energia - valor de mercado				(23,664)		(23,664)
Braskem Holanda - Swap Naphtha/Gasoline	Gasoline	Naphtha	(15,995)	52,482	(13,240)	23,247
			(15,995)	**28,818**	**(13,240)**	**(417)**
Hedge accounting transactions						
Braskem S.A. - Dollar call and put options	Real	Dollar	(65,370)	43,021	17,192	(5,157)
Braskem S.A. - Dollar swap CDI	Real	Dollar+Fixed rates	151,713	(64,294)	(96,501)	(9,082)
Braskem S.A. - Swap CRA	Real	Fixed rates	(22,712)	(103,724)	8,606	(117,830)
			63,631	**(124,997)**	**(70,703)**	**(132,069)**
Derivatives						
Assets						
Current assets			157,906			161,840
Non-current assets			71,544			188,237
Total			229,450			350,077
Liabilities						
Current liabilities			195,169			133,984
Non-current liabilities			81,917			83,607
Non-current liabilities			277,086			217,591
Net (Asset)/Liability			**47,636**			**(132,486)**

The fair value hierarchy of derivative financial instruments is level 2.

(a) Hedge accounting transactions

(a.i) Dollar call and put options

On September 30, 2023, the Company holds a total notional amount of put options of US$1.7 billion (R$7.6 billion), with an average strike price of 4.56 R$/US$ and notional amount of call options of US$1.1 billion, with an average strike price of 6.90 R$/US$. The operations have a maximum term of 18 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

(a.ii) Dollar swaps

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 6 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

All amounts in thousands Reais, unless otherwise stated

Accordingly, the fair value adjustment of the effective portion of the hedge is recognized under shareholders equity in OCI and is recognized in the financial result only upon the maturity of each installment.

(i) US Dollar Swap - CRA

In 2022, the Company contracted foreign exchange derivative operations with semiannual maturities for the next 10 years as from March 2022. These operations were designated for cash flow hedge accounting, in which the hedge instruments are foreign exchange derivatives, and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate.

Accordingly, the fair value adjustment in the effective hedge portion will be recorded in equity in OCI and will be recognized in financial result upon the realization of each of the hedge objects.

	Valor nominal	Hedge			Fair value, net
Identification	**total R$**	**(interest rate per year)**	**Maturity**	**Set/23**	**Dez/22**
Swaps CRA	600,218	3.54%	dez-2028	89,077	12,603
Swaps CRA	141,298	3.37%	dez-2031	28,753	10,109
Total	**741,516**			**117,830**	**22,712**
Derivatives					
Assets					
Current				16,225	13,274
Non-Current				101,605	49,613
Total				117,830	62,887
Liabilities					
Non-current					40,175
Total					40,175
Total				**117,830**	**22,712**

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in dollar – Braskem S.A.

On September 30, 2023, the exports that were designated not yet realized and not discontinued, and the maturities of designated financial liabilities are shown below:

		Total nominal
	US$	**R$**
2024	175,000	876,330
2025	800,000	4,006,080
2028	1,250,000	6,259,500
2029	500,000	2,503,800
2030	800,000	4,006,080
2031	800,000	4,006,080
2032	600,000	3,004,560
	4,925,000	**24,662,430**

In the period ended September 30, 2023, there were the following discontinuations:

All amounts in thousands Reais, unless otherwise stated

			US$
	Dec/22	*Hedge discontinued*	Sep/23
Designated balance	5,238,854	(313,854)	4,925,000

			R$
	Dec/22	*Hedge discontinued*	Sep/23
Designated balance	26,234,085	(1,571,655)	24,662,430

The following table provides the accumulated balance of discontinued hedge accounting as of September 30, 2023, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value - R$
Hedge discontinued - From third to fourth quarter 2023	200,000	2.0017	5.1433	628,320
Hedge discontinued - From first to fourth quarter 2024	513,854	2.0017	5.5466	1,821,547
Hedge discontinued - From fourth quarter 2032	200,000	4.0213	5.2177	239,280
	913,854			2,689,147

The following table provides the balances of exchange variation recognized in the Company's financial income (expenses) due to the realization of exports designated for this hedge in the nine-month period ended September 30, 2023:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value - R$
First quarter	168,372	2.0017	3.9786	332,855
Second quarter	150,000	2.0017	3.9786	296,534
Third quarter	200,000	2.0017	3.9786	395,380
	518,372			1,024,769

The changes in foreign exchange variation and income taxes under other comprehensive income of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
Balances at December 31, 2022	**(9,981,261)**	**3,393,628**	**(6,587,633)**
Exchange variation for the period, net of taxes	1,035,870	(352,196)	683,674
Exchange variation transferred to income, net of taxes	1,024,769	(348,421)	676,348
Balances at September 30, 2023	**(7,920,622)**	**2,693,011**	**(5,227,611)**

(a.ii) Future sales in USD – Braskem Idesa

As of September 30, 2023, designated and unrealized sales and financial liabilities designated to hedge them were as follows:

All amounts in thousands Reais, unless otherwise stated

	Nominal value	
	US$	R$
2024	22,000	110,167
2025	22,500	112,671
2026	307,500	1,539,837
2027	225,000	1,126,710
2028	525,000	2,628,990
2029	525,000	2,628,990
2030	300,000	1,502,280
2031	300,000	1,502,280
	2,227,000	11,151,925

The following table provides the accumulated balance of discontinued hedge accounting as of September 30, 2023, which is recorded in Braskem Idesa's OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

Discontinuation in:	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value - R$
Hedge discontinued in May, 2016	8,969	13.4541	17.9915	40,696	11,716
Hedge discontinued in December, 2019	485,624	13.6666	19.6113	2,886,869	831,130
Hedge discontinued in December, 2019	18,217	13.4541	19.3247	106,945	30,789
Hedge discontinued in February, 2020	515	13.4541	18.5712	2,635	759
Hedge discontinued in October ,2021	909,874	13.6613	20.3587	6,093,765	1,754,395
Hedge discontinued in May ,2022	10,000	20.3587	20.3172	(415)	(119)
Hedge discontinued in January ,2023	13,000	20.3587	18.7493	(20,922)	(6,024)
	1,446,199			9,109,573	2,622,646

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for hedge accounting over the course of the nine-month period ended September 30, 2023:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value - R$
First quarter	80,594	13.6512	20.1269	521,903	150,854
Second quarter	78,844	13.6521	20.1222	510,129	143,333
Third quarter	85,077	13.6533	20.1160	549,827	158,725
	244,515			1,581,858	452,912

The changes in foreign exchange variation and income tax in other comprehensive income are as follows:

All amounts in thousands Reais, unless otherwise stated

	Exchange variation	IR	Net effect
Balances at December 31, 2022	**(1,107,831)**	**333,088**	**(774,743)**
Exchange variation for the period, net of taxes	1,068,896	(320,669)	748,227
Exchange variation transferred to income, net of taxes	452,912	(135,874)	317,038
Balances at September 30, 2023	**413,977**	**(123,455)**	**290,522**

18.4 Credit quality of financial assets

(a) Trade accounts receivable

Many of the Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

		(%)	
		September 2023	December 2022
Minimal Risk		64.97	72.15
Low Risk		24.11	21.65
Medium Risk		5.21	3.36
High Risk		5.46	2.56
Very High Risk	(i)	0.25	0.28

(i) Clients in this group that are still active purchase from Braskem and pay in advance.

For the export market, approximately 82% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 27% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

All amounts in thousands Reais, unless otherwise stated

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy:

				Sep/23			Dec/22
		Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk assessment							
AAA		9,492,427	3,453,044	12,945,471	5,130,140	2,420,741	7,550,881
AA+		111,001		111,001	162,650		162,650
AA		1,126,063	1,280	1,127,343	289,574	107,545	397,119
AA-		337,541		337,541	149,178		149,178
A+		1,015	2,156,287	2,157,302	3,423	4,459,700	4,463,123
A			886,780	886,780	92,535	1,357,969	1,450,504
A-		1,499	986,183	987,682		387,478	387,478
BBB+			11	11	118	375	493
BBB			51	51	788	52,389	53,177
BBB-		46		46			
BB		29		29			
BB-			36	36		7	7
		11,069,621	7,483,672	18,553,293	5,828,406	8,786,204	14,614,610
Financial assets without risk assessment							
Other financial assets with no risk assessment	(i)	93,366	55,973	149,339	83,070	81,425	164,495
		93,366	55,973	149,339	83,070	81,425	164,495
Total		11,162,987	7,539,645	18,702,632	5,911,476	8,867,629	14,779,105

(i) Investments approved by the Management, in accordance with the Financial Policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On September 30, 2023, the main risks that can affect the value of Company's financial instruments are:

- US$/R$ exchange rate;
- IPCA inflation rate;
- Selic and CDI interest rates;
- SOFR interest rate; and
- Euro/R$ exchange rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in thousands Reais, unless otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on fair value adjustment that could result in one month as from September 30, 2023, with a probability of 5%, and under normal market conditions, was estimated by the Company at R$56.7 million (US$11.3 million) for put options and call options (Note 18.2(a.i)), R$42.4 million (US$8.5 million) for the U.S. dollar swap (Note 18.2(a.ii)) and R$44.5 million (US$8.9 million) for the CRA swap.

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil ("BACEN") was used to create the probable scenario for the U.S. dollar-Brazilian real exchange rate, the Selic interest rate and the CDI interest rate as at September 30, 2023.

According to the Market Readout, at the end of 2023, the U.S. dollar will remain at approximately R$4.95, while the Selic rate should reach 11.95% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the SOFR interest rate, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in September 2023, in comparison with the current level of the Federal Funds rate on September 30, 2023.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date September 30, 2023. Given the instability in the current economic scenario resulting from geopolitical conflicts, monetary tightening to combat global inflationary pressures and their macroeconomic consequences, interest rates and foreign exchange rates are affected daily. The Company's gains and losses in these probable stress scenarios are analyzed by increasing each variable at the end of September 2023, according to the aforementioned.

All amounts in thousands Reais, unless otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

			Additional variation to the book value		
					Gain (losses)
Instrument / Sensitivity		Exposure value as September 30, 2023	Probable (USDBRL 4,95)	Reasonably possible (USDBRL 5,65)	Possible (USDBRL 6,93)
Brazilian real/U.S. dollar exchange rate					
Bonds		(43,400,270)	499,212	(5,540,870)	(16,622,609)
Export prepayments		(1,481,485)	17,041	(189,140)	(567,419)
Investments		(1,683,203)	19,361	(214,893)	(644,679)
SACE		(1,329,294)	15,290	(169,710)	(509,129)
Dollar call and put options	(i)	5,158	18,708	(85,789)	(560,498)
Dollar swap x CDI		(551,863)	10,890	(65,275)	(205,013)
MONFORTE		(135,633)	1,560	(17,316)	(51,949)
Nexi		(85,494)	983	(10,915)	(32,745)
Other		(657,259)	7,560	(83,912)	(251,735)
Financial investments abroad		6,101,406	(70,182)	778,961	2,336,882
Dollar swap x IPCA (Liability)		(682,593)	(678,633)	(751,487)	(885,151)
Export credit notes		(500,957)	5,762	(63,957)	(191,870)

				Gain (losses)
Instrument / Sensitivity	Exposure value as September 30, 2023	Probable (11,75%)	Reasonably possible (16,06%)	Possible (22,68%)
CDI interest rate				
Debentures	(3,116,474)	186,895	(685,495)	(2,411,289)
Financial investments in local currency	11,162,986	(102,917)	340,879	1,023,786
Export credit notes	(336,594)	11,998	(41,972)	(136,988)
Other	2,000	20	(67)	(200)
Note of rural product (CPR)	(500,286)	5,007	(16,610)	(50,007)
Transactions costs	(10,841)	(529)	1,914	6,578

				Gain (losses)
Instrument / Sensitivity	Exposure value as September 30, 2023	Probable (4,86%)	Reasonably possible (5,91%)	Possible (6,9%)
IPCA interest rate				
Debêntures	(75,949)	369	(813)	(2,447)
BNDES	(350,241)	11,847	(26,845)	(84,067)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	(2,708)	18	(41)	(123)
Debêntures - CRA	(803,112)	23,529	(53,168)	(165,856)
Dollar swap x IPCA (Asset)	800,424	87,439	33,116	91,827

				Gain (losses)
Instrument / Sensitivity	Exposure value as September 30, 2023	Probable (5,4%)	Reasonably possible (11,59%)	Possible (23,97%)
SOFR interest rate				
Export prepayments	(1,481,485)	(8,201)	(202,283)	(606,849)
Export credit notes	(500,957)	(3,267)	(80,593)	(241,780)
Transactions costs	(129,408)	1,074	26,495	79,485
Nexi	(85,494)	(897)	(22,129)	(66,388)
SACE	(1,329,294)	(11,670)	(287,855)	(863,566)
MONFORTE	(135,633)	(671)	(16,554)	(49,662)
Investments	(1,683,203)	(14,093)	(347,615)	(1,042,844)
Other	(656,903)	(3,404)	(83,966)	(251,897)

				Gain (losses)
Instrument / Sensitivity	Exposure value as September 30, 2023	Probable (11,75%)	Reasonably possible (16,06%)	Possible (22,68%)
Selic interest rate				
Leniency agreement	(561,331)	6,863	(22,881)	(69,388)

(i) The Company is in the short position of counterparty call.

All amounts in thousands Reais, unless otherwise stated

19 Taxes payable

	Consolidated		Parent company	
	Sep/23	Dec/22	Sep/23	Dec/22
Brazil				
IPI	81,420	74,219	81,177	74,219
ICMS	231,186	218,179	227,239	216,892
PIS and Cofins	24,447	20,406	20,722	17,991
Other	90,344	103,549	57,743	99,618
Other countries				
Value-added tax	143,884	150,260		
Tax on financial income	173,331	222,464		
Total	**744,612**	**789,077**	**386,881**	**408,720**
Current liabilities	491,339	491,051	386,881	407,213
Non-current liabilities	253,273	298,026		1,507
Total	**744,612**	**789,077**	**386,881**	**408,720**

All amounts in thousands Reais, unless otherwise stated

20 Income taxes

(a) Reconciliation of effective tax rate

		Consolidated		Parent company	
		Sep/23	Sep/22	Sep/23	Sep/22
Profit (loss) before IR and CSL		**(4,365,585)**	**2,274,266**	**(3,997,385)**	**624,606**
IR and CSL at the rate of 34%		1,484,299	(773,250)	1,359,111	(212,366)
Permanent adjustments to the IR and CSL calculation basis					
Equity in results of investees		2,704	8,945	778,973	952,333
Thin capitalization	(i)	(436,335)	(186,272)	(436,335)	(186,272)
Tax losses reduction	(ii)		(889,686)		
Tax regime – abroad companies	(iii)	148,095			
Different jurisdictional taxes rates for companies abroad and tax basis		791,322	551,270		
Tax incentives			122,265		122,265
Tax on dividends distribution	(iv)	(986,575)	(125,413)	(797,414)	
Other permanent adjustments		223,083	80,763	88,681	74,231
Effect of IR and CSL on results of operations		**1,226,593**	**(1,211,378)**	**993,016**	**750,191**
Current IR and CSL expense		(363,215)	(1,097,199)	(1,396)	121,028
Deferred IR and CSL expense		1,589,808	(114,179)	994,412	629,163
Total		**1,226,593**	**(1,211,378)**	**993,016**	**750,191**
Effective rate		**28.1%**	**53%**	**24.8%**	**-120%**

(i) Includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules.

(ii) In September 2022, based on discussions between the Mexican Tax Administration Service (SAT), Braskem Idesa and Braskem SOFOM about the criteria and assumptions involved in the calculation of income tax in previous periods, a reduction in tax losses accrued in certain periods was recorded, resulting in a reduction in the credit of deferred tax assets.

(iii) Effect arising from the Dutch tax regime on maritime charter activities.

(iv) Refers to taxes on dividends received from subsidiaries abroad.

All amounts in thousands Reais, unless otherwise stated

(b) Deferred tax balances

	Consolidated		Parent company	
Asset	**Sep/23**	**Dec/22**	**Sep/23**	**Dec/22**
Tax losses	3,853,400	2,397,532	2,082,046	180,820
Exchange variations	2,644,732	3,342,880	2,644,732	3,342,880
Temporary adjustments	4,281,689	4,566,758	3,033,067	3,955,521
Lease	1,328,954	1,197,080	1,008,755	833,638
Tax credits	697,662	697,662	697,662	697,662
Other	152,765	118,787	127,809	102,545
	12,959,202	**12,320,699**	**9,594,071**	**9,113,066**
Liability				
Amortization of goodwill based on future profitability	721,641	722,433	715,568	715,568
Tax depreciation	4,217,290	4,051,462	1,226,995	1,164,501
PIS/Cofins credit - exclusion of ICMS from the calculation basis	189,649	189,649	189,649	189,649
Temporary adjustments	165,425	420,315		
Right of use of assets	1,788,552	1,116,306	947,092	756,664
Present value adjustment and amortized cost	184,751	423,951	343,863	317,663
Amortization of fair value adjustments on	157,922	186,637	157,922	192,763
Other	4,816	4,826	4,816	4,818
	7,430,046	**7,115,579**	**3,585,905**	**3,341,626**

(c) Offset for the purpose of presentation in the statements of financial position

	Sep/23			Dec/22		
	Deferred tax assets	Deferred tax liabilities	Balance	Deferred tax assets	Deferred tax liabilities	Balance
Braskem	9,594,071	(3,585,905)	6,008,166	9,113,066	(3,341,626)	5,771,440
Braskem Argentina	9,916	(10,424)	(508)	21,339	(16,174)	5,165
Braskem America	403,008	(1,393,357)	(990,349)	525,258	(1,662,131)	(1,136,873)
Braskem Alemanha	19,650		19,650	23,038		23,038
Braskem Chile	160		160	47		47
Braskem Holanda	292,181	2,187	294,368	386,024	(230,678)	155,346
Braskem Idesa	2,168,232	(2,413,790)	(245,558)	2,078,206	(1,840,669)	237,537
Braskem Mexico Serviços	25,244		25,244	13,628		13,628
Braskem Mexico	341,611		341,611	86,368		86,368
B&TC	4,122	(11,179)	(7,057)		(16,608)	(16,608)
Cetrel	35,903	(4,372)	31,531	39,387	(5,405)	33,982
DAC	27,686	(1,701)	25,985	32,617	(2,262)	30,355
Terminal Quimica	7,401		7,401	1,618		1,618
Voqen	98	(8,045)	(7,947)	103	(26)	77
Wise	29,919	(3,460)	26,459			
	12,959,202	**(7,430,046)**	**5,529,156**	**12,320,699**	**(7,115,579)**	**5,205,120**

	Sep/23	Dec/22
Deferred tax assets	6,779,564	6,358,601
Deferred tax liabilities	(1,250,408)	(1,153,481)
Balance	**5,529,156**	**5,205,120**

(d) Realization of deferred tax assets

In the period ended September 30, 2023, the Company did not identify that the book value of these deferred taxes exceeds the recoverable amount.

All amounts in thousands Reais, unless otherwise stated

21 Sundry provisions

	Consolidated		Parent company	
	Sep/23	Dec/22	Sep/23	Dec/22
Provision for environmental damages	922,601	1,120,188	882,283	1,073,099
Provision for customers rebates	125,810	126,754	71,831	62,023
Other	122,799	130,005	84,352	91,967
Total	**1,171,210**	**1,376,947**	**1,038,466**	**1,227,089**
Current liabilities	476,923	530,814	406,452	451,070
Non-current liabilities	694,287	846,133	632,014	776,019
Total	**1,171,210**	**1,376,947**	**1,038,466**	**1,227,089**

22 Provisions for legal proceedings

22.1 Claims with probable chance of loss

	Consolidated		Parent company	
	Sep/23	Dec/22	Sep/23	Dec/22
Labor claims	193,288	212,657	190,594	209,475
Tax claims				
IR and CSL (Brazilian income taxes)	50,831	51,756	50,831	51,756
PIS and Cofins	237,425	311,433	237,425	311,433
ICMS	359,714	348,544	359,714	348,544
Other tax claims	54,113	24,160	50,477	20,386
	702,083	**735,893**	**698,447**	**732,119**
Corporate claims	109,420	103,387	109,420	103,387
Civil claims and other	103,715	119,561	103,715	119,353
	1,108,506	**1,171,498**	**1,102,176**	**1,164,334**

All amounts in thousands Reais, unless otherwise stated

22.2 Contingent liabilities

The contingent liabilities whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company's Management, based on its evaluation and that of its external legal advisors, are disclosed as follows:

		Consolidated	
	Note	Sep/23	Dec/22
Tax claims	(a)	23,820,117	18,270,680
Civil claims - Alagoas	24.1	7,388,255	5,489,479
Civil claims - Other		701,818	786,441
Labor claims		540,925	605,546
Environmental claims		675,267	639,880
Social security claims		819,271	515,506
Other lawsuits		359,311	380,862
Total		**34,304,964**	**26,688,394**

(a) Tax contingencies

Income Tax and Social Contribution: Profits earned abroad and sub-capitalization – Braskem Holanda

In 2020, the Company received a tax assessment from Brazil's Federal Revenue Service, referring to fiscal years 2015 and 2016, regarding the application of the agreement between Brazil and the Netherlands to avoid double taxation, which establishes that profits earned by Dutch companies cannot be taxed in Brazil by the end of each fiscal year.

In July 2023, a new tax assessment was received, referring to fiscal years 2018 and 2019. It also involved the non-deductibility of interest due to a divergent understanding of the limit of thin capitalization and its tax effects.

The value of the uncertain tax treatment of these matters is R$15,8 billion (2022: R$10.6 billion) and includes periods that were and were not the subject of deficiency notices.

23 Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019,

All amounts in thousands Reais, unless otherwise stated

the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement, and no additional payments by the Company are expected.

Accumulated payment related to this matter through September 30, 2023 is R$3,429,037 distributed as show below:

Agreements signed with:	AGU CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total
Amounts paid	1,236,222	296,591	407,300	1,282,464	206,460	3,429,037

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

As of September 30, 2023, the outstanding amount related to the agreement is R$599,159 (2022: R$903,140), with R$427,681 (2022: R$392,486) recorded in current liabilities and R$171,478 (2022: R$510,654) in non-current liabilities.

In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company's integrity program.

All amounts in thousands Reais, unless otherwise stated

24 Geological event - Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, Alagoas state, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil ("CPRM") issued a report indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of stability of salt cavities. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i) Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into with State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 24.1 (i).

ii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as "Agreement for Socio-Environmental Reparation"), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 24.1 (ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties.

All amounts in thousands Reais, unless otherwise stated

iii) Instrument of Global Agreement with the Municipality of Maceió ("Instrument of Global Agreement") ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision shows the following changes in the period ended September 30, 2023:

		Parent company
		Consolidated
	Sep/23	Dec/22
Balance at the beginning of the period	**6,626,558**	**7,661,259**
Provisions (*)	1,259,868	1,520,019
Payments and reclassifications (**)	(2,367,323)	(2,742,791)
Realization of present value adjusment	104,588	188,071
Balance at the end of the period	**5,623,691**	**6,626,558**

(*) In 2023, refers mainly to the additional provision of R$1 billion (R$920 million net of present value adjustment) of the Instrument of Global Agreement of R$1.7 billion disclosed above, of which approximately R$700 million were already provisioned.

(**) Of this amount, R$2,157,681 (2022: R$2,532,138) refers to payments made and R$209,642 (2022: R$210,653) was reclassified to other accounts payable.

The current provision can be segregated into the following action fronts:

a. **Support for relocating and compensating**: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$1,411,253 (2022: R$2,087,142) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. **Actions for closing and monitoring the salt cavities, environmental actions and other technical matters**: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. Based on studies of the specialists, the recommendation was to fill 9 salt cavities with solid material, a process that should take a total of 4 years. For the remaining 26, the recommended actions are: closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some cavities, sonar monitoring.

The provisioned balance amount of R$1,076,013 (2022: R$1,367,269) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the

All amounts in thousands Reais, unless otherwise stated

cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations. The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of region's stability.

The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

c. In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF. In February 2023, this environmental plan was approved, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also agreed was that the environmental diagnosis will be updated in December 2025.**Social and urban measures**: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The amount of this provision is R$1,422,003 (2022: R$1,567,842).

d. **Additional measures**: Refers to actions regarding: (i) Instrument of Global Agreement with the Municipality of Maceió; (ii) actions related to the Technical Cooperation Agreements entered into by the Company; (iii) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (iv) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (v) other matters classified as a present obligation for the Company, even if not yet formalized. The amount of the provision related additional measures is R$1,714,422 (2022: R$1,604,305).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the plans to close mining areas are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities to be monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, will be defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas ("PRAD").

Also in the context of understandings with the authorities to address claims related to the geological event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area ("Flexais Agreement"), entered into by Braskem and the MPF, the MPE, the DPU, and Municipality of Maceió for the adoption of action for requalification in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Flexais Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the claim for the geological event in Alagoas.

All amounts in thousands Reais, unless otherwise stated

24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action ("ACP") filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender's Office – Reparation for Residents

In June 2019, the Company became aware of the Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas, in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into by Braskem and the Alagoas State Prosecutors' Office ("MPE"), the Alagoas State Public Defenders' Office ("DPE"), the Federal Prosecutors' Office ("MPF") and the Federal Public Defenders' Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program implemented by Braskem, for the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement for Compensation of Residents to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company ("Studies") on the potential impact of the geological event on the surface of the region. The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account, for these R$1.7 billion under the Agreement for Compensation of Residents and an additional R$1 billion under the second amendment, with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On September 30, 2023, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$163,943 under current assets (2022: R$175,153). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond, currently in the amount of R$640 million (down from the R$2 billion performance bond envisaged in the Agreement for Compensation of Residents).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation

In April 2020, the Company became aware of the Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the

All amounts in thousands Reais, unless otherwise stated

freezing of assets, suspension of borrowings with the Brazilian Development Bank ("BNDES"), formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study and the second opinion report on the environmental planning were delivered to the MPF on June 30, 2022 and December 7, 2022, respectively, and will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company's Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

On July 21, 2023, the 3rd Federal Court of Maceió ratified the full adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS), also ratifying adherence in connection with the Instrument of Partial Adhesion on Urban Mobility.

All amounts in thousands Reais, unless otherwise stated

(iii) Public-Interest Civil Action filed by the Federal Public Defender's Office: Refusal of insurance within the scope of Housing Financial System ("SFH")

In November 2021, the Company became aware of the Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(iv) Public-Interest Civil Action filed by the Alagoas State Public Defender's Office – Review of terms of the Flexais Agreement

In March 2023, the Company became aware of the Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexais Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through of this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts, and such decisions may be appealed against by DPE. On September 30, 2023, the amount of this action is R$1.9 billion.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(v) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas ("FEPEAL") and National Confederation of Fishermen and Aquaculturists ("CNPA"): Fishermen Reparation

In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the "Associations") against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.

All amounts in thousands Reais, unless otherwise stated

As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, and also publishing a material fact notice to the shareholders.

Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50,000 and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132,000 in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100,000; (iii) compensation for collective material damages to the Associations, in the amount of R$750,000; and (iv) attorney fees in the amount of 20% on the value of the award.

On September 30, 2023, the plaintiffs' claims amount to R$1.9 billion, and the Management, based on the opinion of its external legal advisors, classifies the likelihood of loss in the amount of R$1.6 billion as possible and the amount of R$312 million as remote.

(vi) Indemnifying action: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by CBTU, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On September 30, 2023, the inflation-adjusted amount of this lawsuit was R$1.46 billion (2022: R$1.43 billion). Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period, and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until January 2024.

Braskem's Management, based on its evaluation and that of its external legal advisors, classifies the probability of loss in this case as possible.

(vii) Action for Damages: Pinheiro District Property

In June 2019, the Company became aware of the action for damages filed by Construtora Humberto Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 05, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor's image, only ordering the return of R$3 million by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible. As of September 30, 2023, the amount of this action is R$0.5 million (2022: R$306 million).

(viii) Indemnity Claim: State of Alagoas

In March 2023, the Company became aware of the indemnity claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have

All amounts in thousands Reais, unless otherwise stated

become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On September 30, 2023, the amount of this action is R$1.4 billion. There is a performance bond in force for this lawsuit in the amount of R$1.4 billion.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss in this lawsuit as possible.

(ix) Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On September 30, 2023, Braskem was defendant in several other actions, that, in aggregate, involve the amount of R$1.3 billion (2022: R$1 billion), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss of the other individual lawsuits, in the total amount mentioned above, as possible.

25 Equity

25.1 Capital

On September 30, 2023, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,207,834 shares with no par value, distributed as follows:

								Amount of shares	
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			56,029,150	16.24			56,029,150	7.03
Other		12,907,077	2.86	134,086,978	38.85	478,790	100.00	147,472,845	18.50
Total		**451,668,652**	**100.00**	**345,060,365**	**100.00**	**478,790**	**100.00**	**797,207,807**	**100.00**
Treasury shares				27				27	
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depository Receipt ("ADR") on the New York Stock Exchange – NYSE (USA).

25.2 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the nine-month period ended September 30, 2023, 665,381 shares held in treasury were granted as payment to the participants of the 2020 long-term incentive (ILP) program. In 2022, 236,758 shares were granted as payment of the 2019 long-term incentive (ILP) program.

All amounts in thousands Reais, unless otherwise stated

26 Earnings (loss) per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings (losses) per share.

	Note	Sep/23		Sep/22
		Basic and diluted	Basic	Diluted
Profit (loss) for the period attributed to Company's shareholders		(3,004,369)	1,374,797	1,374,797
Distribution of priority dividends attributable to:				
Preferred shares class "A"			208,655	208,655
Preferred shares class "B"			290	290
			208,945	208,945
Distribution of 6% of unit price of common shares	25.2		273,648	273,648
Distribution of excess profits, by class:				
Common shares			506,272	506,272
Preferred shares class "A"			385,932	385,932
			892,204	892,204
Reconciliation of income available for distribution, by class (numerator):				
Common shares		(1,702,920)	779,920	779,920
Preferred shares class "A"		(1,299,644)	594,587	594,587
Preferred shares class "B"		(1,805)	290	290
		(3,004,369)	1,374,797	1,374,797
Weighted average number of shares, by class (denominator):				
Common shares		451,668,652	451,668,652	451,668,652
Preferred shares class "A"		344,706,958	344,307,392	345,060,392
Preferred shares class "B"		478,790	478,790	478,790
		796,854,400	796,454,834	797,207,834
Profit per share (in R$)				
Common shares		(3.7703)	1.7268	1.7268
Preferred shares class "A"		(3.7703)	1.7269	1.7231
Preferred shares class "B"		(3.7703)	0.6057	0.6057

Weighting of shares

	Nota		Sep/23		Sep/22
			Basic and diluted		Basic
			Preferred shares Class "A"		Preferred shares Class "A"
		Outstanding shares	Weighted average	Outstanding shares	Weighted average
Amount at beginning of the period		**344,394,984**	**344,394,984**	**344,158,226**	**344,158,226**
Incentive long term plan payments with treasury shares	25.2	665,381	311,974	236,758	149,166
Amount at the end of the period		**345,060,365**	**344,706,958**	**344,394,984**	**344,307,392**

-

All amounts in thousands Reais, unless otherwise stated

27 Net revenue

	Consolidated		Parent company	
	Sep/23	Sep/22	Sep/23	Sep/22
Sales revenue				
Domestic market	38,911,262	56,825,250	38,426,880	56,656,239
Foreign market	23,320,323	32,952,831	6,773,265	9,716,278
	62,231,585	89,778,081	45,200,145	66,372,517
Sales and services deductions				
Taxes				
Domestic market	(8,100,455)	(11,940,774)	(8,019,022)	(11,902,069)
Foreign market	(20,812)	(51,494)		
Sales returns				
Domestic market	(122,136)	(140,279)	(119,097)	(140,278)
Foreign market	(110,456)	(116,007)	(7,549)	(17,769)
	(8,353,859)	(12,248,554)	(8,145,668)	(12,060,116)
Net sales and services revenue	**53,877,726**	**77,529,527**	**37,054,477**	**54,312,401**

28 Expenses by nature and function

	Consolidated		Parent company	
	Sep/23	Sep/22	Sep/23	Sep/22
Classification by nature:				
Raw materials other inputs	(41,973,670)	(57,233,022)	(32,067,415)	(43,523,613)
Personnel expenses	(2,644,891)	(2,440,480)	(1,618,888)	(1,888,278)
Outsourced services	(2,273,084)	(2,469,143)	(1,743,541)	(1,643,923)
Depreciation and amortization	(3,819,964)	(3,301,916)	(2,606,141)	(2,204,029)
Freights	(3,191,185)	(3,040,341)	(1,187,899)	(1,149,666)
Idle industrial plants	(378,832)	(262,548)	(297,774)	(187,512)
Alagoas geological event (Note 24)	(1,259,868)	(1,413,530)	(1,259,868)	(1,413,530)
Other income	1,333,097	210,575	1,146,734	170,068
Other expenses	(1,441,541)	(1,490,298)	(755,631)	(1,136,572)
Total	**(55,649,938)**	**(71,440,703)**	**(40,390,423)**	**(52,977,055)**
Classification by function:				
Cost of products sold	(51,865,208)	(66,092,483)	(37,801,685)	(49,030,872)
Selling and distribution	(1,390,580)	(1,572,582)	(767,233)	(890,031)
Loss for impairment of trade accounts receivable and others from clients	(36,173)	(21,390)	(45,396)	(3,260)
General and administrative	(1,858,943)	(1,964,647)	(1,257,943)	(1,312,559)
Research and development	(267,138)	(255,327)	(139,761)	(136,804)
Other income (i)	1,333,097	210,570	1,146,734	170,068
Other expenses (ii)	(1,564,993)	(1,744,844)	(1,525,139)	(1,773,597)
Total	**(55,649,938)**	**(71,440,703)**	**(40,390,423)**	**(52,977,055)**

(i) In 2023, refers mainly to settlement of claim agreement signed with insurance companies and the final and unappealable decision on the unconstitutionality of the surcharge in the PIS and COFINS rates incurred on operations involving the sale of gasoline and diesel oil.

(ii) Refers mainly to expenses incurred with the geological event in Alagoas.

All amounts in thousands Reais, unless otherwise stated

29 Financial results

	Consolidated		Parent company	
	Sep/23	Sep/22	Sep/23	Sep/22
Financial income				
Interest income	963,925	747,212	669,744	673,268
Update of tax credits	33,552	22,175	45,866	22,246
Gain on derivatives	427,049	437,625	54,008	92,592
Other	185,445	167,125	155,856	120,181
	1,609,971	**1,374,137**	**925,474**	**908,287**
Financial expenses				
Interest expenses	(2,808,887)	(2,294,665)	(2,829,928)	(2,399,213)
Discounts granted	(10,035)	(87,149)	(9,114)	(82,171)
Loans transaction costs - amortization	(147,064)	(217,088)	(15,718)	(10,601)
Adjustment to present value - appropriation	(468,638)	(344,975)	(527,536)	(327,858)
Interest expense on leases	(183,279)	(141,821)	(117,423)	(99,094)
Losses on derivatives	(521,905)	(492,684)	(96,502)	(168,762)
Other	(377,743)	(491,477)	(186,281)	(320,365)
	(4,517,551)	**(4,069,859)**	**(3,782,502)**	**(3,408,064)**
Exchange rate variations, net				
On financial assets	(544,620)	(471,811)	(17,358)	(258,783)
On financial liabilities	850,875	(673,332)	(78,151)	(754,271)
	306,255	**(1,145,143)**	**(95,509)**	**(1,013,054)**
Total	**(2,601,325)**	**(3,840,865)**	**(2,952,537)**	**(3,512,831)**

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Sep/23	Dec/22	Variation	Sep/23	Sep/22	Variation
U.S. dollar - Brazilizan real	5.0076	5.2177	-4.03%	5.0083	5.1360	-2.49%
Euro - Brazilizan real	5.3000	5.5694	-4.84%	5.4249	5.4629	-0.70%
Mexican peso - Brazilizan real	0.2879	0.2667	7.95%	0.2817	0.2535	11.09%
U.S. dollar - Mexican peso	17.3999	19.5720	-11.10%	17.8019	20.2660	-12.16%
U.S. dollar - Euro	0.9454	0.9416	0.40%	0.9414	0.9415	-0.01%

All amounts in thousands Reais, unless otherwise stated

30 Segment information

Set/23

	Receita líquida de vendas e serviços	Custo dos produtos vendidos	Lucro bruto	Despesas operacionais: Com vendas gerais e administrativas	Despesas operacionais: Resultado com participações societárias	Despesas operacionais: Outras receitas (despesas) líquidas	Resultado antes das despesas financeiras líquidas e impostos
Segmentos reportáveis							
Brasil	37.772.087	(36.993.785)	778.302	(1.274.129)		(445.525)	(941.352)
Estados Unidos e Europa	13.268.541	(12.367.864)	900.677	(571.401)		183.691	512.967
México	3.462.419	(3.421.179)	41.240	(375.171)		64.369	(269.562)
Total	**54.503.047**	**(52.782.828)**	**1.720.219**	**(2.220.701)**		**(197.465)**	**(697.947)**
Outros segmentos	615.996	(402.892)	213.104	86.767	7.952	7.246	315.069
Unidade corporativa				(1.477.396)		131.109	(1.346.287)
Braskem Consolidado antes das eliminações e reclassificações	**55.119.043**	**(53.185.720)**	**1.933.323**	**(3.611.330)**	**7.952**	**(59.110)**	**(1.729.165)**
Eliminações e reclassificações	(1.241.317)	1.320.512	79.195	58.496		(172.786)	(35.095)
Total	**53.877.726**	**(51.865.208)**	**2.012.518**	**(3.552.834)**	**7.952**	**(231.896)**	**(1.764.260)**

Set/22

	Receita líquida de vendas e serviços	Custo dos produtos vendidos	Lucro bruto	Despesas operacionais: Com vendas gerais e administrativas	Despesas operacionais: Resultado com participações societárias	Despesas operacionais: Outras receitas (despesas) líquidas	Resultado antes das despesas financeiras líquidas e impostos
Segmentos reportáveis							
Brasil	55.140.720	(48.842.148)	6.298.572	(1.349.243)		(1.714.976)	3.234.353
Estados Unidos e Europa	19.399.261	(16.175.326)	3.223.935	(603.281)		60.196	2.680.850
México	4.758.537	(3.737.731)	1.020.806	(332.566)		71	688.311
Total	**79.298.518**	**(68.755.205)**	**10.543.313**	**(2.285.090)**		**(1.654.709)**	**6.603.514**
Outros segmentos	294.552	(189.396)	105.156	69.299	26.307	2.055	202.817
Unidade corporativa				(1.593.238)		126.283	(1.466.955)
Braskem Consolidado antes das eliminações e reclassificações	**79.593.070**	**(68.944.601)**	**10.648.469**	**(3.809.029)**	**26.307**	**(1.526.371)**	**5.339.376**
Eliminações e reclassificações	(2.063.543)	2.852.118	788.575	(4.917)		(7.903)	775.755
Total	**77.529.527**	**(66.092.483)**	**11.437.044**	**(3.813.946)**	**26.307**	**(1.534.274)**	**6.115.131**

31 Commitments

The Company has long-term commitments for the purchase of energy and circular feedstock. As of September 30, 2023, these obligations amounted to R$8,702,302 and will be settled by 2044.

32 Subsequent events

(a) On October 24, 2023, in the Federal Senate, it was read the application to the establishment of a Parliamentary Committee of Inquiry ("CPI") in relation to the geological event in Alagoas. The Company has been following the topic and its developments.

(b) On November 01, 2023, Terminal Química concluded the financing of R$ 2,1 billion (US$ 408 million), with 5-year term deal, for the construction of the ethane import terminal in Mexico.